As filed with the Securities and Exchange Commission on November 14, 2002
Registration No. 333-100857

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

WebMD Corporation

(Exact name of registrant as specified in its charter)

Delaware	94-3236644
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
669 River Drive, Center 2
Elmwood Park
New Jersey 07407-1361
(201) 703-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles A. Mele, Esq.

Executive Vice President and General Counsel
WebMD Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361
(201) 703-3400
(Name and address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:

Stephen T. Giove, Esq.
Shearman & Sterling
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:    ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price per	aggregate	Amount of
securities to be registered	registered(1)	unit or share(2)	offering price(2)	registration fee(3)

3 1/4% Convertible Subordinated Notes Due 2007	$8,118,000	100%	$8,118,000	$747

Common Stock, $.0001 par value	(4)	(4)	(4)	(5)

(1)	$8,118,000 aggregate principal amount of notes and 876,390 shares of common stock issuable upon conversion of the notes are being registered hereby. The prospectus filed with this Registration Statement is a combined prospectus pursuant to Rule 429 under the Securities Act. The combined prospectus filed with this Registration Statement includes (a) the securities being registered hereby and (b) $240,000,000 aggregate principal amount of notes and 25,909,534 shares of common stock issuable upon conversion of the notes registered by the registrant and that remain unsold under Registration Statement No. 333-89616.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

(3)	This amount has been previously paid. No additional registration fee with respect to the securities being registered hereby is payable at the time of this filing as the registrant has previously paid a registration fee in the amount of $27,600 with respect to $300,000,000 aggregate principal amount of notes and 32,386,916 shares of common stock issuable upon conversion of the notes (which includes the $8,118,000 aggregate principal amount of notes and 876,390 shares of common stock being registered hereby) under Registration Statement No. 333-89616 initially filed on May 31, 2002. The aggregate amount of securities previously registered and aggregate amount of securities being registered hereby will not exceed $300,000,000.

(4)	Includes 876,390 shares of common stock issuable upon conversion of the notes at the rate of 107.9564 shares of common stock per $1,000 principal amount of the notes. Under Rule 416 under the Securities Act, the number of shares of common stock registered includes an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(5)	Under Rule 457(l), there is no additional filing fee payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

    Pursuant to Rule 429 under the Securities Act, this Registration Statement contains a combined prospectus that covers the notes and the shares of common stock of the registrant previously registered that remain unsold under Registration Statement on Form S-3, File No. 333-89616. Accordingly, this Registration Statement constitutes a post-effective amendment to such earlier Registration Statement. This post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

$248,118,000

WebMD Corporation

3 1/4% Convertible Subordinated Notes due 2007

and
Common Stock Issuable Upon Conversion of the Notes

The Notes and Common Stock

•	We issued $300,000,000 aggregate principal amount of our 3 1/4% convertible subordinated notes due 2007 in a private placement in April 2002.

•	We will pay interest on the notes semi-annually in arrears on April 1 and October 1 of each year, starting on October 1, 2002.

•	The notes will mature on April 1, 2007.

•	The selling securityholders identified in this prospectus may offer from time to time up to $248,118,000 of the notes and shares of our common stock issuable upon conversion of the notes. If required, we will set forth the names of any other selling securityholders in a post-effective amendment to the registration statement of which this prospectus is a part.

•	We will not receive any proceeds from the sale of the notes or shares of common stock issuable upon conversion of the notes by any of the selling securityholders. The notes and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, shares of our common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution.”

Conversion of the Notes

•	The notes are convertible into 107.9564 shares of our common stock, par value $.0001 per share, per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This rate results in an initial conversion price of approximately $9.26 per share.

Redemption and Repurchase of the Notes

•	On or after April 5, 2005, we may, at our option, redeem the notes, in whole or in part, at the redemption prices described in this prospectus, plus any accrued and unpaid interest to the redemption date.

•	Holders may require us to repurchase all or a portion of their notes upon a change in control as defined in the indenture at 100% of their principal amount, plus any accrued and unpaid interest to the repurchase date.

Ranking of the Notes

•	The notes are junior to all of our existing and future senior indebtedness and are structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed.

Listing

•	Our common stock is listed on the Nasdaq National Market under the symbol “HLTH.” On November 13, 2002, the closing sale price of our common stock on the Nasdaq National Market was $7.43.

•	The notes originally issued in the private placement are eligible for trading on The Private Offerings, Resales and Trading Through Automated Linkages, or “PORTAL,” Market of the National Association of Securities Dealers, Inc. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the notes on any national securities exchange.

      Investing in the notes and common stock involves risks. See “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2002.

IMPORTANT NOTICE TO READERS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf registration process, the selling securityholders may, from time to time, offer notes or shares of our common stock owned by them. Each time the selling securityholders offer notes or common stock under this prospectus, they will provide a copy of this prospectus and, if applicable, a copy of a prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement together with the information incorporated by reference in this prospectus. See “Where You Can Find More Information” and “Incorporation by Reference” for more information.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any documents incorporated by reference in this prospectus is accurate only as of the date on the front cover of the applicable document or as specifically indicated in the document. Our business, financial condition, results of operations and prospects may have changed since that date.

      Unless otherwise indicated, in this prospectus, “WebMD,” “we,” “us” and “our” refer to WebMD Corporation and its subsidiaries.

i

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. It is not complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information (including “Risk Factors” and financial information) appearing elsewhere in this prospectus, as well as in the documents incorporated by reference in this prospectus.

Our Company

Overview

      We provide a range of transaction and information services and technology solutions for participants across the entire continuum of healthcare. There are many types of transactions, information exchanges and other communications that occur between the various participants in the healthcare industry, including physicians, patients, pharmacies, dentists, hospitals, billing services, commercial health insurance companies, pharmacy benefit management companies, managed care organizations, state and federal government agencies and others. Our products and services promote administrative efficiency and assist in reducing the cost of healthcare and creating better patient outcomes. Our business is divided into the following three segments:

•	Transaction Services or WebMD Envoy. WebMD Envoy is a leading provider of electronic data interchange services to the healthcare industry. Through our WebMD Envoy transaction network, we transmit electronic transactions between healthcare payers and physicians, pharmacies, dentists, hospitals, laboratory companies and other healthcare providers. The transactions that we facilitate include:

—	administrative transactions, such as claims submission and status inquiry, eligibility and patient coverage verification, referrals and authorizations, and electronic remittance advice; and

—	clinical transactions, such as lab test ordering and reporting of results.

In addition, WebMD Envoy provides automated patient billing services to providers, including statement printing and mailing services.

Most of our electronic transactions are conducted by healthcare providers using computers, modems and ordinary phone lines to connect to our clearinghouse. Information is typically sent from the provider’s billing or practice management system to our clearinghouse, where it is validated for format and completeness and then sent to the payer’s computer. Some of these transactions are transmitted securely over the Internet. In either case, there are important advantages for healthcare participants in using electronic transactions as compared to mail, fax or telephone: electronic transactions significantly reduce processing time and costs, which increases efficiency and productivity for both payers and providers. We are focused on continuing to increase the percentage of healthcare transactions that are handled electronically and on providing value-added services to providers and payers in connection with our transmission of transactions.

Our clearinghouse maintains direct connections with many healthcare payers, including Medicare contractors and Medicaid agencies, Blue Cross and Blue Shield organizations, commercial health insurance companies, pharmacy benefit management companies and managed care organizations. These direct connections typically consist of dedicated networks between the payer and our clearinghouse. We also work with numerous practice management system vendors and other physician service providers to provide integrated transaction processing between their systems and our clearinghouse. Most practice management systems support, and can be integrated with, WebMD Envoy transaction services.

Our “all-payer” suite of services includes the capture, validation and routing of claims transactions on behalf of not just commercial payers, but also Blue Cross Blue Shield payers, Medicare and Medicaid. Additionally, our all-payer services include the return of an electronic remittance transaction, which is the equivalent of a paper “explanation of benefits,” from all the payers back to the originating provider. The goal is to provide a single source EDI reimbursement cycle management solution for providers and practice management system vendors. “All-payer” reporting reduces administrative burdens on the provider office by providing a single report back to the provider office regarding its claims transactions. That, in turn, allows the provider office to determine more easily whether it has been paid on a particular claim and how much. We are rolling out our “all-payer” services, both directly to healthcare providers and through our practice management system partners.

•	Physician Services or WebMD Medical Manager. We develop and market integrated physician practice management systems and related services, primarily under The Medical Manager, Intergy and Medical Manager Network Services brands. Our systems have been implemented in a wide variety of practice settings from small physician groups to large clinics. Our practice management solutions include administrative and financial applications that enable physicians and their administrative personnel to manage their practices more efficiently and clinical applications that assist physicians in delivering quality patient care.

—	The Medical Manager. The Medical Manager software is the leading physician practice management system in the United States. Due to its scalable design, The Medical Manager software is a cost-effective solution in a stand-alone or enterprise-wide environment. The Medical Manager system is designed to operate on a wide range of hardware platforms used by small, medium and large sized practices. Its modular, fully integrated product portfolio allows clients to add incremental capabilities to existing information systems while minimizing the need for capital investments. The Medical Manager systems allow physician offices to automate their scheduling, billing and other administrative tasks, to maintain electronic medical records and to automate documentation of patient encounters. In addition, The Medical Manager systems provide integrated access to our WebMD Envoy transaction services and to our Medscape professional portal.

—	ULTIA. The ongoing development of ULTIATM, our wireless handheld solution, is one of the ways in which we continue to meet the changing demands of physicians. Physicians are able to use ULTIA in their offices, at the point-of-care, to access data within The Medical Manager system and perform a range of clinical and administrative tasks. ULTIA also provides a range of offsite functionality and can easily be used at hospitals and other remote locations. Up to ten days of hospital rounds and patient data can be downloaded to the handheld device. This information is then accessible to the physician when working at a remote location. The physician can enter new data and capture patient charges, all of which are then uploaded to The Medical Manager system when the physician returns to the office.

—	Intergy. Intergy is WebMD Medical Manager’s newest product offering for the physician practice/ clinical management market. Designed from the ground up, Intergy combines a graphical user interface, or GUI, and a relational database environment with integrated clinical and financial subsystems. Intergy has been designed to provide a user-friendly interface with data storage capacity that will accommodate the largest of our installations. We believe that Intergy will comprise the majority of our new sales of practice management systems. However, we intend to continue to develop and support The Medical Manager system.

•	Portal Services or WebMD Health. WebMD Health, the leading provider of online health information in the United States, offers a variety of online resources and services for consumers and healthcare professionals.

—	WebMD Health Consumer Portal. WebMD Health, our consumer portal, is located at www.my.webmd.com. WebMD Health helps people become better informed about healthcare choices and assists them in playing an active role in managing their own health. We provide online access to health and wellness news and information, support communities, special events, interactive tools and other services. Our communities and events allow consumers to participate in real-time discussions in our chat rooms and on our message boards, with experts and with people who share similar health conditions or concerns. Consumers are also welcome to access content at our Medscape professional portal. We recently began the integration of Medscape Health’s content and tools into WebMD Health.

—	Medscape Professional Portal. Medscape, our portal for physicians and allied healthcare professionals, is located at www.medscape.com. Medscape is designed to meet the needs of medical professionals in a personalized and easy-to-use manner. We organize our professional information by medical specialty area, such as oncology and cardiology, to make it easier for our members to access the information most relevant to them. Our extensive and up-to-date medical content and easy-to-use search capabilities assist medical professionals in keeping abreast of medical advances and obtaining fast, accurate answers to medical questions online. At Medscape, physicians and other healthcare professionals can access continuing medical education services, medical journals, textbooks and data bases, specialty-focused medical news and medical conference coverage, and opportunities to purchase other products and services. We recently began the integration of the WebMD professional portal’s contents and tools into Medscape.

—	Portal Relationships. We also distribute our content and services to leading general consumer Internet portals and media distribution partners, including MSN, AOL and News Corporation. In addition, we provide content and services to payers’ and other healthcare partners’ Web sites for use by their affiliated physicians and consumers.

We believe that our user base of consumers and healthcare professionals represents an attractive audience to a variety of advertisers and sponsors who are interested in influencing healthcare decisions. We are working with our advertisers and sponsors to develop innovative online and offline programs that provide demonstrable results and complement their offline education, marketing and customer service programs. In addition, we believe that our advertising, sponsorship and syndication relationships with participants in the healthcare industry also foster our ability to develop broader relationships that can assist us in our efforts to develop, deploy and increase utilization levels of our other products and services.

      We believe that the combination, in one company, of WebMD Envoy, WebMD Medical Manager and WebMD Health makes us well positioned to create significant improvements in the way that information is used by the healthcare system, enabling increased efficiency, better decision-making and, ultimately, higher quality patient care at a lower cost.

      WebMD Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. Our principal executive offices are located at 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361 and our telephone number is (201) 703-3400. Our Web site is located at www.webmd.com. The information on our Web site is not a part of this prospectus.

      Our common stock has traded on the Nasdaq National Market under the symbol “HLTH” since February 11, 1999. In May 1998, Healtheon Corporation completed a merger with ActaMed Corporation. In November 1999, Healtheon completed mergers with WebMD, Inc., MedE America Corporation and Greenberg News Networks, Inc., known as Medcast. Following these mergers, Healtheon changed its name to Healtheon/ WebMD Corporation. Healtheon/ WebMD completed acquisitions of Kinetra LLC and Envoy Corporation in January 2000 and May 2000, respectively. On September 12, 2000, Healtheon/ WebMD completed mergers with Medical Manager Corporation, CareInsite, Inc. and OnHealth Network Company and changed its name to WebMD Corporation. For additional information regarding these transactions, please refer to our annual report on Form 10-K for the year ended December 31, 2001, as amended, incorporated by reference in this prospectus.

The Offering

Issuer	WebMD Corporation.

Notes	We issued $300,000,000 aggregate principal amount of 3 1/4% convertible subordinated notes due 2007 in a private placement in April 2002. The selling securityholders identified in this prospectus may offer from time to time up to $248,118,000 of the notes and shares of our common stock issuable upon conversion of the notes.

Interest payment dates	We will pay interest on the notes semi-annually in arrears on April 1 and October 1 of each year, starting on October 1, 2002.

Maturity	The notes will mature on April 1, 2007.

Conversion	The notes are convertible into 107.9564 shares of our common stock, par value $.0001 per share, per $1,000 principal amount of notes, subject to adjustment in certain circumstances. This rate results in an initial conversion price of approximately $9.26 per share. See “Description of Notes — Conversion Rights.”

Ranking	The notes are:

• unsecured;

• junior to all of our existing and future senior indebtedness; and

• structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed.

As of September 30, 2002, we and our subsidiaries had approximately $470 million of consolidated obligations effectively ranking senior to the notes. The indenture under which the notes were issued does not restrict our or our subsidiaries’ ability to incur additional senior or other indebtedness. See “Description of Notes — Subordination of Notes.”

Sinking fund	None.

Original issue discount	The notes were sold with original issue discount and you will therefore be required to include amounts in gross income in each taxable year in advance of receipt of a corresponding cash payment on the notes. See “Certain U.S. Federal Income Tax Considerations — Payment of Interest — Original Issue Discount.”

Optional redemption	On or after April 5, 2005, we may, at our option, redeem the notes, in whole or in part, at the redemption prices described in this prospectus, plus any accrued and unpaid interest to the redemption date. See “Description of Notes — Redemption of Notes at Our Option.”

Change in control	If we experience a change in control as defined in the indenture, each holder may require us to purchase all or a portion of that holder’s notes at 100% of their principal amount, plus any accrued and unpaid interest to the repurchase date. See “Description of Notes — Holders May Require Us To Purchase Their Notes Upon a Change in Control.”

Use of proceeds	We will not receive any proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes.

Listing and trading	The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the notes on any national securities exchange. Our common stock is listed on the Nasdaq National Market under the symbol “HLTH.”

Risk factors	In analyzing an investment in the notes and common stock offered by this prospectus, prospective investors should carefully consider, along with other matters referred to in this prospectus, the information set forth under “Risk Factors.”

      For a more complete description of the terms of the notes, see “Description of Notes.” For a more complete description of the common stock, see “Description of Capital Stock.”

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our consolidated ratio of earnings to fixed charges for each of the periods indicated (in thousands):

	Fiscal year ended December 31,					Nine months ended September 30,

	1997	1998	1999	2000	2001	2001	2002

Coverage Deficiency(1)	$(28,005)	$(54,048)	$(287,992)	$(3,085,608)	$(6,689,669)	$(6,485,742)	$(73,017)

(1)	Earnings were inadequate to cover fixed charges. We needed additional earnings, as indicated by the coverage deficiency for each of the periods presented above, to achieve a ratio of earnings to fixed charges of 1.0x.

RISK FACTORS

      You should carefully consider all of the information contained or incorporated by reference in this prospectus before deciding whether to invest in the notes and, in particular, the following factors:

Risks Related to Our Business

Our ability to generate revenue could suffer if we do not continue to update and improve our existing products and services and develop new ones

      We must introduce new products and services and improve the functionality of our existing products and services in a timely manner in order to retain existing customers and attract new ones. However, we may not be successful in responding to technological developments and changing customer needs. The pace of change in the markets we serve is rapid and there are frequent new product and service introductions by our competitors and by vendors whose products and services we use in providing our own products and services. If we do not respond successfully to technological changes and evolving industry standards, our products and services may become obsolete. Technological changes may also result in the offering of competitive products and services at lower prices than we are charging for our products and services, which could result in our losing sales unless we lower the prices we charge.

      We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our products and services. The cost of developing new healthcare information technology products and services is inherently difficult to estimate. Our development of proposed products and services may take longer than originally expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. In addition, there can be no assurance that the products we develop or license will be able to compete with the alternatives available to our customers. See “— We face significant competition for our products and services.”

New or newly integrated products and services will not become profitable unless they achieve sufficient levels of physician penetration and market acceptance

      There can be no assurance that physicians and payers will accept from us new products and services or products and services that result from integrating existing and/or acquired products and services, including the products and services we are developing to integrate our transaction services and portal services into the physician office workflow, such as our handheld solution.

      Even physicians and payers who are already our customers may not purchase new or newly integrated products or services, especially when they are initially offered. Physicians using our existing products and services may refuse to adopt new or newly integrated products and services when they have made extensive investments in hardware, software and training relating to those existing products and services. Similarly, other healthcare participants may not accept new or newly integrated products and services from us developed for their use. In addition, there can be no assurance that any pricing strategy that we implement for any such products and services will be economically viable or acceptable to the target markets. Failure to achieve broad penetration in target markets with respect to new or newly integrated products and services could have a material adverse effect on our business prospects.

      Achieving market acceptance for new or newly integrated products and services is likely to require substantial marketing efforts and expenditure of significant funds to create awareness and demand by participants in the healthcare industry. In addition, deployment of new or newly integrated products and services may require the use of additional resources for training our existing sales force and customer service personnel and for hiring and training additional salespersons and customer service personnel. There can be no assurance that the revenue opportunities from new or newly integrated products and services will justify amounts spent for their development, marketing and roll-out.

Developments in the healthcare industry could adversely affect our revenues

      Almost all of our revenues come from customers in various parts of the healthcare industry. Developments that result in a reduction of expenditures by customers or potential customers in the healthcare industry could have a material adverse effect on our business. The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. Reductions in expenditures by healthcare industry participants could result from, among other things:

•	government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, payers or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

•	decreases in marketing expenditures by pharmaceutical companies or medical device manufacturers, including as a result of governmental regulation or private initiatives that discourage or prohibit promotional activities by pharmaceutical or medical device companies;

•	consolidation of healthcare industry participants;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting healthcare payers or providers, pharmaceutical companies, medical device manufacturers or other healthcare industry participants.

      In addition, even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending on information technology and services or in some or all of the specific segments of that market we serve or are planning to serve. Expectations of our customers regarding pending or potential developments may also affect their budgeting processes and spending plans. We cannot provide assurance that the markets for our products and services will expand and develop or that we will have adequate technical, financial and marketing resources to maintain or increase our share of these markets or to enter additional markets.

      For additional discussion of the potential effects of regulatory matters on our business and on participants in the healthcare industry, see “— Healthcare regulation could adversely affect our business” and “Certain Considerations Relating to the Healthcare Industry.”

We have incurred and may continue to incur losses

      We began operations in January 1996 and have incurred net losses from operations in each year since our inception. Although we generated positive earnings in the three months ended September 30, 2002 in accordance with generally accepted accounting principles, we incurred a loss for the nine months ended September 30, 2002 and expect to report a loss for the year ended December 31, 2002 in accordance with generally accepted accounting principles. We currently intend to continue to invest in infrastructure development, applications development, sales and marketing, and acquisitions in order to execute on our business plan and whether we continue to incur losses in a particular period will depend on, among other things, the amount of such investments and whether those investments lead to increased revenues.

We face significant competition for our products and services

      The markets in which we operate are intensely competitive, continually evolving and, in some cases, subject to rapid technological change. We have many competitors, including:

•	healthcare information system vendors and support providers, including physician practice management system vendors and support providers;

•	transaction processing companies, including those providing EDI and/or Internet-based services and those providing services through other means, such as paper and fax;

•	large information technology consulting service providers;

•	online services, portals or Web sites targeted to the healthcare industry, healthcare consumers and/or physicians generally;

•	consortiums of health insurance companies, dental insurance companies and pharmacy benefit management companies that have announced that they are developing electronic transaction services for use by their members and other potential customers;

•	publishers and distributors of traditional offline media, including those targeted to healthcare professionals, many of which have established or may establish their own Web sites or partner with other Web sites;

•	general purpose consumer online services and portals and other high-traffic Web sites that provide access to healthcare-related content and services;

•	public sector and non-profit Web sites that provide healthcare information without advertising or commercial sponsorships; and

•	vendors of healthcare information, products and services distributed through other means, including direct sales, mail and fax messaging.

      We also compete, in some cases, with alliances formed by the above competitors, including alliances that are intended to allow the participants to pursue a strategy similar to our strategy of integrating transaction processing capabilities and portal services with physician practice management systems. Major software, hardware and information systems companies, both with and without healthcare companies as their partners, offer or have announced their intention to offer products or services that are competitive with some of our solutions, including wireless handheld solutions that will compete with ULTIA, our handheld solution.

      In addition, there can be no assurance that healthcare payers and providers will continue to use WebMD Envoy and other independent companies to transmit healthcare transactions. Some of our existing payer and provider customers and some of our strategic partners compete with us or plan to do so or belong to alliances that compete with us or plan to do so. For example, some payers currently offer electronic data transmission services to healthcare providers that establish a direct link between the provider and payer, bypassing third party EDI service providers such as WebMD Envoy. Any significant increase in the utilization of direct links between healthcare providers and payers could have a material adverse effect on our business and results of operations. A significant portion of WebMD Envoy’s transaction volume comes from the country’s largest commercial payers. We cannot provide assurance that we will be able to maintain our existing links to these or other payers or develop new connections on satisfactory terms, if at all, or that we will be able to develop new links with additional payers.

      Competitors of WebMD Envoy may, for periods of time, price competing transaction services at levels that produce little or no profit in order to seek to increase their market share with respect to those or related services. As a result, WebMD Envoy may experience reductions in the amount of its revenues as a result of decreases in either transaction volume or pricing, or a combination of both. For example, WebMD Envoy’s pharmacy transaction transmission services have recently been subject to pricing pressures and the volume of or revenue from these transactions transmitted by WebMD Envoy may decline.

      WebMD Health faces competition both in attracting members and visitor traffic and in generating revenue from advertisers, sponsors and others. We compete with numerous companies and organizations for the attention of healthcare professionals and consumers including traditional offline media such as network and cable television, print journals, conferences, continuing medical education programs and symposia. We also face significant competition from online information resources. There are thousands of healthcare-related Web sites on the Internet. In addition, there are many companies that provide non-Internet based marketing and advertising services to the healthcare industry. These competitors include advertising agencies, consulting firms, marketing and communications companies and contract sales and marketing organizations. In addition, to the extent that we are successful in increasing revenue from our portals, competition for our portals audience and for the potential sources of revenue are likely to increase.

      Many of our competitors have greater financial, technical, product development, marketing and other resources than we do. These organizations may be better known than we are and have more customers than we do. We cannot provide assurance that we will be able to compete successfully against these organizations or any alliances they have formed or may form.

WebMD Envoy’s transaction volume and financial results could be adversely affected if we do not maintain relationships with practice management system vendors and large submitters of healthcare EDI transactions

      To market and increase the usage of our WebMD Envoy transaction services, we have developed relationships with practice management system vendors and large submitters of healthcare claims. WebMD Medical Manager is a competitor of these practice management system vendors. These vendors, as a result of our ownership of WebMD Medical Manager or for other reasons, may choose in the future to diminish or terminate their relationships with WebMD Envoy. Some other large submitters of claims compete with, or may have significant relationships with entities that compete with, WebMD Envoy or WebMD Health. To the extent that we are not able to maintain mutually satisfactory relationships with the larger practice management system vendors and large submitters of healthcare EDI transactions, WebMD Envoy’s transaction volume and financial results could be adversely affected.

WebMD Envoy’s transaction volume and financial results could be adversely affected if payers and providers conduct EDI transactions without using a clearinghouse

      There can be no assurance that healthcare payers and providers will continue to use WebMD and other independent companies to transmit healthcare transactions. Some payers currently offer electronic data transmission services to healthcare providers that establish a direct link between the provider and payer, bypassing third party EDI service providers such as WebMD Envoy. Any significant increase in the utilization of direct links between healthcare providers and payers could have a material adverse effect on WebMD Envoy’s transaction volume and financial results. We cannot provide assurance that we will be able to maintain our existing links to payers or develop new connections on satisfactory terms, if at all.

Our ability to generate sufficient advertising and sponsorship revenue from our portal services is unproven

      We derive a portion of our revenues from advertising and sponsorships on our Web sites and other Web sites that license our content. The Internet advertising and sponsorship market is new and rapidly evolving, and no standards have been widely accepted to measure its effectiveness as compared to traditional media advertising. Demand for Internet advertising in general has, during the past year, been weaker than in prior periods and there can be no assurance that such demand will return to the levels seen previously. We cannot provide assurance that we will be able to generate sufficient advertising or sponsorship revenue from our portal services to make these services profitable.

      We are seeking to enter into relationships with advertisers and sponsors in which we will be compensated based on specific negotiated criteria designed to demonstrate the value of our portal services to the advertisers and sponsors. The amount of compensation that we receive from such arrangements is inherently difficult to estimate and may be less than we believed it would be at the time of entering into such arrangements and at the time of performing the services.

Loss of a small number of key advertisers and sponsors could have a material adverse effect on our Portal Services revenues

      A substantial portion of our Portal Services revenues come from a relatively small number of advertisers and sponsors. Thus, the loss of one or a small number of relationships with key advertisers and sponsors or reduction of their purchases could have a material adverse effect on our Portal Services revenues. We may lose such relationships or experience a reduction in purchases if we fail to meet our customers’ expectations or needs or to keep up with our competition or for reasons outside our control, including changes in economic and regulatory conditions affecting the healthcare industry or changes specific to the businesses of particular customers. See “— Developments in the healthcare industry could adversely affect our revenues” and “— Healthcare regulation could adversely affect our business.”

The WebMD Health Network has limited experience with international operations and in adapting its services in non-United States markets

      To date, we have had limited experience in developing localized versions of our portals and in marketing and operating portals internationally. However, we intend to continue to devote resources to expanding our portals business to select non-United States markets. To achieve this, we may enter into relationships with foreign business partners. We may experience difficulty in obtaining these partners and managing international operations because of distance, trade and privacy regulation, language barriers and cultural differences. The financial results of our international operations may be harmed by a variety of factors, including changes in foreign currency exchange rates, changes in a country’s or region’s political, regulatory and economic conditions, and difficulties we may encounter in protecting our intellectual property.

Our business could suffer if our software products and information technology systems contain errors, experience failures or do not meet customer expectations

      The software products and information technology systems we offer are inherently complex. Despite testing and quality control, we cannot be certain that errors will not be found in prior versions, current versions or future versions or enhancements of our software products and information technology systems. We could face breach of warranty or other claims or additional development costs if our software contains undetected errors, or if our products experience failures, do not perform in accordance with their documentation, or do not meet the expectations that our customers have for them. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, including unrelated products and services.

We could be subject to product liability claims if our products malfunction or provide inaccurate information

      We provide products and services that assist in healthcare decision-making, including some that relate to patient medical histories and treatment plans. If these products malfunction or fail to provide accurate and timely information, we could be subject to product liability claims. Even if these claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management’s attention away from our operations. We attempt to limit, by contract, our liability for damages arising from negligence, errors or mistakes. However, contractual limitations on liability may not be enforceable in certain circumstances or may otherwise not provide sufficient protection to us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions. However, it is possible that claims could exceed the amount of our applicable insurance coverage. In addition, this coverage may not continue to be available on acceptable terms or may not be available in sufficient amounts.

We could lose customers and revenue if we fail to meet the performance standards in our contracts

      Many of our customer contracts contain performance standards. If we fail to meet these standards, our customers may seek to terminate their agreements with us, withhold payments due to us, seek refunds from us of part or all of the fees charged under those agreements or initiate litigation or other dispute resolution procedures. Despite testing and quality control, we cannot be certain that we will meet these performance standards. To the extent we fail to achieve these standards, our revenues and customer relationships could be adversely affected.

Performance problems with WebMD Envoy’s systems could adversely affect our business

      Our payer and provider customer satisfaction and our business could be harmed if WebMD Envoy experiences delays, failures or loss of data in its systems. We currently process our payer and provider transactions and data at our facilities and at a data center in Tampa, Florida that is operated by Verizon Data Services. We have contingency plans for emergencies with our systems; however, we have limited backup facilities to process information if these facilities are not functioning. The occurrence of a major catastrophic event or other system failure at any of our facilities or at the Verizon facility could interrupt data processing or result in the loss of stored data, which could have a material adverse impact on our business.

WebMD Envoy’s ability to provide transaction services depends on services provided by telecommunications companies

      WebMD Envoy relies on a limited number of suppliers to provide some of the telecommunications services necessary for its transaction services. The telecommunications industry has been subject to significant changes as a result of changes in technology, regulation and the underlying economy. Recently, many telecommunications companies have experienced financial problems and some have sought bankruptcy protection. Some of these companies have discontinued telecommunications services for which they had contractual obligations to WebMD Envoy. WebMD Envoy’s inability to source telecommunications services at reasonable prices due to a loss of competitive suppliers could affect its ability to maintain its margins until it is able to raise its prices to its customers and, if it is not able to raise its prices, could have a material adverse effect on its financial results.

Some of our services will not be widely adopted until broadband connectivity is more generally available

      Some of our services and planned services require a continuous broadband connection between the physician’s office and our data center and/or the Internet. The availability of broadband connectivity varies widely from location to location and even within a single geographic area, due to factors such as the distance of a site from the central switching office. The future availability of broadband connections is unpredictable and is not within our control. While we expect that many physician office locations will remain without ready access to broadband connectivity for some period of time, we cannot predict how long that will be. Accordingly, the lack of these broadband connections will continue to place limitations on the number of sites that are able to utilize our Internet-based services and the revenue we can expect to generate from those services.

A new hardware and software platform being implemented by WebMD Health may not perform as expected

      WebMD Health is in the process of implementing a new hardware and software platform for creating and delivering our Web sites. WebMD Health’s new platform may not perform as expected, which could result in interruptions in WebMD Health’s operation of our Web sites or an increase in response time of those sites if, for example, the new platform is unable to be scaled to handle required traffic loads or is incompatible or not sufficiently compatible with systems of third parties with which it must interface. Any significant interruption in WebMD Health’s ability to operate our Web sites could have an adverse effect on its relationship with users and sponsors and, as a result, on its financial results. In addition, a new platform may be subject to security breaches or other failures that did not occur during testing of the platform, the occurrence of which could damage our reputation or result in liability.

If our systems or other systems that they interface with experience security breaches or are otherwise perceived to be insecure, our business could suffer

      A security breach could damage our reputation or result in liability. We retain and transmit confidential information, including patient health information, in our processing centers and other facilities. It is critical that these facilities and infrastructure remain secure and be perceived by the marketplace as secure. We may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that we interface with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, attacks by third parties or similar disruptive problems. Any compromise of our security, whether as a result of our own systems or systems that they interface with, could reduce demand for our services.

Our Internet-based services are dependent on the development and maintenance of the Internet infrastructure

      Our ability to deliver our Internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased usage.

      The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services. In addition, our customers who utilize our Web-based services depend on Internet service providers, online service providers and other Web site operators for access to our Web site. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users of and advertisers and sponsors on our Web site and, if sustained or repeated, could reduce the attractiveness of our services.

The performance of our business depends on attracting and retaining qualified executives and employees

      Our performance depends on attracting and retaining key personnel, including executives, product managers, software developers and other technical personnel and sales and marketing personnel. Failure to do so could have a material adverse effect on the performance of our business and the results of our operations.

Business combinations and other transactions may be difficult to complete and, if completed, may have negative consequences for our business and our securityholders

      We intend to seek to acquire or to engage in business combinations with companies engaged in complementary businesses. In addition, we may enter into joint ventures, strategic alliances or similar arrangements with third parties. These transactions may result in changes in the nature and scope of our operations and changes in our financial condition. Our success in completing these types of transactions will depend on, among other things, our ability to locate suitable candidates and negotiate mutually acceptable terms with them, as well as the availability of financing. Significant competition for these opportunities exists, which may increase the cost of and decrease the opportunities for these types of transactions. Financing for these transactions may come from several sources, including:

•	cash and cash equivalents on hand and marketable securities,

•	proceeds from the incurrence of indebtedness,

      • and proceeds from the issuance of additional common stock, preferred stock, convertible debt or other securities.

Our issuance of additional securities could:

•	cause substantial dilution of the percentage ownership of our stockholders at the time of the issuance,

•	cause substantial dilution of our earnings per share, and

      • adversely affect the prevailing market price for our outstanding securities.

We do not intend to seek securityholder approval for any such acquisition or security issuance unless required by applicable law or regulation or the terms of existing securities.

Our business will suffer if we fail to successfully integrate acquired businesses and technologies or to assess the risks in particular transactions

      We have in the past acquired, and may in the future acquire, businesses, technologies, services, product lines and other assets. The successful integration of the acquired businesses and assets into our operations, on a cost-effective basis, can be critical to our future performance. The amount and timing of the expected benefits of any acquisition are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

•	our ability to maintain relationships with the customers of the acquired business;

•	our ability to cross-sell products and services to customers with which we have established relationships and those with which the acquired business has established relationships;

•	our ability to retain or replace key personnel;

•	potential conflicts in payer, provider, strategic partner, sponsor or advertising relationships;

•	our ability to coordinate organizations that are geographically diverse and may have different business cultures; and

•	compliance with regulatory requirements.

      We cannot guarantee that any acquired businesses will be successfully integrated with our operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have a material adverse effect on our business, financial condition and results of operations.

      Although our management attempts to evaluate the risks inherent in each transaction and to value acquisition candidates appropriately, we cannot assure you that we will properly ascertain all such risks or that acquired businesses and assets will perform as we expect or enhance the value of our company as a whole. In addition, acquired companies or businesses may have larger than expected liabilities that are not covered by the indemnification, if any, we are able to obtain from the seller.

     Our business may be subject to litigation

      Our business and operations may subject us to claims, litigation and other proceedings brought by private parties and governmental authorities. For information regarding certain proceedings to which we are currently a party, see the information under “Legal Proceedings” in our annual report on Form 10-K for the year ended December 31, 2001 and in our quarterly report on Form 10-Q for the first quarter of 2002 incorporated by reference herein.

     Healthcare regulation could adversely affect our business

      The healthcare industry is highly regulated and is subject to changing political, regulatory and other influences. These factors affect the purchasing practices and operations of healthcare organizations as well as the behavior and attitudes of consumers. Federal and state legislatures and agencies periodically consider programs to reform or revise the United States healthcare system. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our products and services. We are unable to predict future proposals with any certainty or to predict the effect they would have on our businesses.

      Existing laws and regulations also could create liability, cause us to incur additional costs and restrict our operations. Many healthcare laws are complex, applied broadly and subject to interpretation by courts and other governmental authorities. In addition, many existing healthcare laws and regulations, when enacted, did not anticipate the methods of healthcare e-commerce and other products and services that we provide. However, these laws and regulations may nonetheless be applied to our products and services. Our failure, or the failure of our business partners, to accurately anticipate the application of these healthcare laws and regulations, or other failure to comply, could create liability for us, result in adverse publicity and negatively affect our businesses.

      For more information regarding healthcare regulation to which we are or may be subject, see “Certain Considerations Relating to the Healthcare Industry.”

The effect of HIPAA on our business is difficult to predict and its implementation may cause unexpected problems

      As described under “Certain Considerations Relating to the Healthcare Industry — Health Insurance Portability and Accountability Act of 1996” and “Business — Transaction Services or WebMD Envoy — HIPAA” in our annual report on Form 10-K for the year ended December 31, 2001 incorporated by reference herein, we believe that we are well-positioned to assist payers, providers and other healthcare participants with their efforts to comply with HIPAA and in their management of the period during which they and others are migrating to compliance. We are continuing to develop our HIPAA-ready solutions and our business strategy for marketing those solutions and services. Changes in compliance deadlines or in other aspects of the HIPAA regulations may cause us to make changes to our strategy or require us to develop different solutions. The effect of HIPAA on our business is difficult to predict and there can be no assurances that we will adequately address the business risks created by HIPAA and its implementation or that we will be able to take advantage of any resulting business opportunities. We may incur significant expenses relating to compliance with HIPAA. Our ability to perform our transaction services in compliance with HIPAA and the cost to us of doing so will depend on, among other things, the status of the compliance efforts of our payer and provider customers and the extent of the need to adjust our systems and procedures in response to changes in their systems and procedures. In addition, our technological and strategic responses to HIPAA may result in conflicts with, or other adverse changes in our relationships with some healthcare industry participants, including some who are existing or potential customers for our products and services or existing or potential strategic partners. Furthermore, we are unable to predict what changes to the HIPAA regulations will be made in the future or how those changes could affect our business or the costs of compliance with HIPAA.

      The extension of the deadline for complying with the HIPAA transaction standards will cause us to have a longer period of time in which we must accommodate our customers’ varying states of readiness to test new systems and move to the new standards. There can be no assurance that we will be able to meet our customers’ requested deadlines because of our inability to predict or significantly affect the timing of our customers’ requests for testing and validation of new systems and connections. The extended compliance period also may allow certain of our customers time to build compliant transaction systems that may diminish their need for certain of our transaction services.

Regulation of the Internet could adversely affect our business

      The Internet and its associated technologies are subject to government regulation. Our failure, or the failure of our business partners, to accurately anticipate the application of applicable laws and regulations, or any other failure to comply, could create liability for us, result in adverse publicity, or negatively affect our business. In addition, new laws and regulations, or new interpretations of existing laws and regulations, may be adopted with respect to the Internet or other online services covering user privacy, patient confidentiality, consumer protection and other issues, including pricing, content, copyrights and patents, distribution, and characteristics and quality of products and services. We cannot predict whether these laws or regulations will change or how such changes will affect our business. Government regulation of the Internet could limit the effectiveness of the Internet for the methods of healthcare e-commerce that we are providing or developing or even prohibit the sale of particular products and services.

      For more information regarding government regulation of the Internet to which we are or may be subject, see “— Healthcare regulation could adversely affect our business” and “Certain Considerations Relating to the Healthcare Industry.”

We face potential liability related to the privacy and security of personal information we collect on our Web sites

      Internet user privacy has become a controversial issue both in the United States and abroad. We have privacy policies posted on our consumer portal and our professional portal that we believe comply with applicable laws requiring notice to users about our information collection, use and disclosure practices. However, whether and how existing privacy and consumer protection laws in various jurisdictions apply to the Internet is still uncertain and may take years to resolve. Any legislation or regulation in the area of privacy of personal information could affect the way we operate our Web sites and could harm our business. Further, we can give no assurance that the statements on our portals, or our practices, will be found sufficient to protect us from liability or adverse publicity in this area.

      For more information regarding regulation of the collection, use and disclosure of personal information to which we may be subject, see “— Healthcare regulation could adversely affect our business” and “Certain Considerations Relating to the Healthcare Industry.”

Third parties may challenge the enforceability of our online agreements

      The law governing the validity and enforceability of online agreements and other electronic transactions is evolving. We could be subject to claims by third parties that our online agreements with consumers and physicians that provide the terms and conditions for use of our portals are unenforceable. A finding by a court that these agreements are invalid could harm our business and require costly changes to our portals.

Third parties may bring claims as a result of the activities of our strategic partners

      We could be subject to claims by third parties, and to liability, as a result of the activities, products or services of our strategic partners. We state on our portals that we do not control or endorse the products or services of our strategic partners. However, there can be no assurance that the statements made in our portal will be found to be sufficient to ensure that we are not held responsible for such activities, products or services. Furthermore, even if these claims do not result in liability to us, investigating and defending these claims could be expensive, time-consuming and result in adverse publicity that could harm our business.

Third parties may bring claims against us as a result of content provided on our Web site, which may be expensive and time consuming to defend

      We could be subject to third party claims based on the nature and content of information supplied on our Web site by us or third parties, including content providers, medical advisors or users. We could also be subject to liability for content that may be accessible through our Web site or third party Web sites linked from our Web site or through content and information that may be posted by users in chat rooms, bulletin boards or on Web sites created by professionals using our Web site application. Even if these claims do not result in liability to us, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from our operations.

Our intellectual property may be subject to infringement claims or may be infringed upon

      Our intellectual property is important to our business. The steps we take to protect our intellectual property and proprietary information may prove to be inadequate and, whether or not adequate, may be expensive. There can be no assurance that we will be able to detect potential or actual misappropriation or infringement of our intellectual property or proprietary information. Even if we do detect misappropriation or infringement by a third party, there can be no assurance that we will be able to enforce our rights at a reasonable cost, or at all. In addition, our rights to intellectual property and proprietary information may not prevent independent third-party development and commercialization of competing products or services.

      We could be subject to claims that we are misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from our operations. If we become liable to third parties for infringing these rights, we could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing intellectual property. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all. We may also be required to indemnify our customers if they become subject to third party claims relating to intellectual property that we license or otherwise provide to them.

We may not be able to raise additional funds when needed for our business or to exploit opportunities

      Our future liquidity and capital requirements will depend upon numerous factors, including the success of the integration of our businesses, our existing and new applications and service offerings, competing technologies and market developments, potential future acquisitions and additional repurchases of our common stock. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders.

The proposed disposition of our Porex plastics business may not be completed in accordance with our expectations

      Porex is being held for sale and accounted for as a discontinued operation in our financial statements. The proposed disposition of our Porex plastics business has taken longer than originally expected. If the disposal process is not completed by the time we issue our 2002 financial results, Porex will be reclassified as a continuing operation in our financial statements.

Changes in our expectations regarding Porex’s future financial performance or factors affecting valuations of businesses in general could result in future impairment charges with respect to Porex

      Our estimate of the fair value of the assets and liabilities of Porex, as set forth on our most recent balance sheet, may be subject to change based on several factors. These factors include our expectations regarding Porex’s future financial performance and factors that affect valuations of companies in general, such as volatility in the financial markets and the availability and terms of financing for potential acquirors of companies. The financial performance of certain of Porex’s subsidiaries is being negatively impacted by adverse economic conditions and increased competitive pressures. See “Until we dispose of Porex, we will be subject to risks associated with its business — Porex faces significant competition for its products and services” below. The carrying value of Porex on our balance sheet may be subject to future impairment charges and, furthermore, a completion of the divestiture of Porex could result in a loss to the extent that the amount of the proceeds received is lower than our carrying value.

Until we dispose of Porex, we will be subject to risks associated with its business

      Until the proposed disposition of Porex is completed, we will continue to operate that business and to be subject to additional risks associated with that business, which include:

Porex faces significant competition for its products and services

      In the porous plastics area, Porex’s competitors include other producers of porous plastic materials as well as companies that manufacture and sell products made from materials other than porous plastics which can be used for the same purposes as Porex’s products. Porex’s porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex industrial products made of porous plastic compete, depending on the industrial application, with porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices.

      The market for Porex’s injection molded solid plastic components and products, including its medical products, is highly competitive and highly fragmented. Porex’s pipette tips and racks also compete with similar products manufactured by domestic and foreign manufacturers. Porex’s injection molding and mold making services compete with services offered by numerous foreign and domestic companies. Porex is experiencing increasing competitive pressures with respect to the products and services referred to in this paragraph.

      The MEDPOR® Biomaterial products compete for surgical use against autogenous and allograph materials and alloplastic biomaterials. Porex’s surgical drains and markers compete against a variety of products from several manufacturers.

      Many of Porex’s competitors have greater financial, technical, product development, marketing and other resources than Porex does. We cannot provide assurance that Porex will be able to compete successfully against these companies or against particular products and services they provide or may provide in the future.

Healthcare regulation could adversely affect Porex

      Porex manufactures and distributes medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, under the Federal Food, Drug and Cosmetic Act, or FDC Act, and additional regulations promulgated by the Food and Drug Administration, or the FDA. Future healthcare products may also be subject to these regulations and approval processes. Compliance with these regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and we cannot assure you that these approvals will be granted on a timely basis, if ever. For information regarding regulation of medical devices by the FDA, see “Certain Considerations Relating to the Healthcare Industry — Regulation of Medical Devices” below.

Porex may not be able to source the raw materials it needs or may have to pay more for those raw materials

      Porex relies on a limited number of suppliers to provide some of the raw materials that it uses to manufacture its products. If Porex cannot obtain adequate quantities of necessary materials from those suppliers, Porex may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Porex’s inability to acquire sufficient quantities of raw materials at a reasonable price would affect its ability to maintain its margins, which could have a material adverse effect on Porex’s business and financial results.

The nature of Porex’s products exposes it to product liability claims that may not be adequately covered by indemnity agreements or insurance

      The products sold by Porex, whether sold directly to end-users or sold to other manufacturers for inclusion in the products that they sell, expose it to potential risk of product liability claims, particularly with respect to Porex’s life sciences, clinical, surgical and medical products. Some of Porex’s products are designed to be implanted in the human body for long periods of time. Design defects and manufacturing defects with respect to such products sold by Porex or failures that occur with the products of Porex’s manufacturer customers that contain components made by Porex could result in product liability claims and/or a recall of one or more of Porex’s products. Porex also manufactures products that are used in the processing of blood for medical procedures and the delivery of medication to patients. We believe that Porex carries adequate insurance coverage against product liability claims and other risks. We cannot assure you, however, that claims in excess of Porex’s insurance coverage will not arise. In addition, Porex’s insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past, we cannot assure you that Porex will continue to be able to obtain adequate insurance coverage at an acceptable cost.

      In many instances, Porex enters into indemnity agreements with its manufacturing customers. These indemnity agreements generally provide that these customers would indemnify Porex from liabilities that may arise from the sale of their products that incorporate Porex components to, or the use of such products by, end-users. While Porex generally seeks contractual indemnification from its customers, any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If Porex does not have adequate contractual indemnification available, product liability claims, to the extent not covered by insurance, could have a material adverse effect on its business, operating results and financial condition.

      Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of silicone gel mammary implants. For more information regarding these actions, see the information under “Legal Proceedings” in our annual report on Form 10-K for the year ended December 31, 2001 incorporated by reference herein.

Environmental regulation could adversely affect Porex

      Porex is subject to foreign and domestic environmental laws and regulations and is subject to scheduled and random checks by environmental authorities. Porex’s business involves the handling, storage and disposal of materials that are classified as hazardous. Although Porex’s safety procedures for handling, storage and disposal of these materials are designed to comply with the standards prescribed by applicable laws and regulations, Porex may be held liable for any environmental damages that result from Porex’s operations. Porex may be required to pay fines, remediation costs and damages, which could have a material adverse effect on its results of operations.

Risks Related to the Notes

The notes are subordinated to our senior indebtedness and are structurally subordinated to all liabilities of our subsidiaries

      The notes are junior in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables, lease commitments and monies borrowed. As of September 30, 2002, we and our subsidiaries had approximately $470 million of consolidated obligations effectively ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. A significant amount of our operations are conducted through subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes and, as a result, the notes are structurally subordinated to all indebtedness and other obligations of our subsidiaries with respect to our subsidiaries’ assets. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See “Description of Notes — Subordination of Notes.”

We and our subsidiaries may still be able to incur substantially more debt which could increase our leverage and the risk to you of holding the notes

      We and our subsidiaries may be able to incur substantial additional debt in the future. Some or all of any future borrowings could be senior to the notes. If new debt in addition to the notes offered hereby is added to our and our subsidiaries’ current debt levels, the risks to you of holding the notes may increase.

We may not have the ability to raise the funds necessary to finance the change in control offer required by the indenture

      If we undergo a change in control (as defined in the indenture), each holder of the notes may require us to repurchase all or a portion of the holder’s notes. We cannot assure you that there will be sufficient funds available for any required repurchases of these securities if a change in control occurs. In addition, the terms of any agreements related to borrowing which we may enter from time to time may prohibit or limit or make our repurchase of notes in the event of an event of default under those agreements. If we fail to repurchase the notes in that circumstance, we will be in default under the indenture governing the notes. See “Description of Notes — Holders May Require Us to Purchase Their Notes Upon a Change in Control.”

A number of internal and external factors may cause the market price of our common stock to be volatile

      The market price of our common stock may be volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock, including, without limitation:

•	current events affecting the political, economic and social situation in the United States;

•	trends in our industry and the markets in which we operate;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in operating results;

•	the operating and stock price performance of other companies that investors may deem comparable; and

•	purchases or sales of blocks of our common stock.

      Part of this volatility, however, may be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the market price of our common stock and the notes regardless of our operating performance.

Absence of a public market for the notes could cause purchasers of the notes to be unable to resell them for an extended period of time

      There is no established public trading market for the notes. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. The notes will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the notes will develop or, if such market develops, how liquid it will be.

      If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. If a market for the notes develops, any such market may be discontinued at any time. If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including, among other things, the price of our common stock into which the notes are convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our common stock into which the notes are convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the notes may trade at a discount from their principal amount.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholder of their notes or the shares of common stock issuable upon conversion of the notes.

FORWARD-LOOKING STATEMENTS

      This prospectus contains and incorporates by reference both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements are not based on historical facts, but rather reflect management’s current expectations concerning future results and events. These forward-looking statements generally can be identified by use of expressions such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. In addition to the risk factors described in this prospectus under “Risk Factors,” or incorporated in this prospectus by reference, the following important risks and uncertainties could affect future results, causing these results to differ materially from those expressed in our forward-looking statements:

•	the failure to achieve sufficient levels of customer utilization and market acceptance of new services or newly integrated services;

•	the inability to successfully deploy new applications or newly integrated applications;

•	difficulties in forming and maintaining mutually beneficial relationships with customers and strategic partners;

•	the inability to attract and retain qualified personnel; and

•	general economic, business or regulatory conditions affecting the healthcare, information technology and Internet industries being less favorable than expected.

      These factors and the risk factors described in this prospectus or incorporated by reference in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

CERTAIN CONSIDERATIONS RELATING TO THE HEALTHCARE INDUSTRY

      Participants in the healthcare industry are subject to extensive and frequently changing regulation at the federal, state and local levels. The Internet and its associated technologies also are subject to government regulation. The following discussion summarizes the material healthcare regulatory considerations applicable to our business.

Health Insurance Portability and Accountability Act of 1996

      General. Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, Congress mandated a package of interlocking administrative simplification rules to establish standards and requirements for the electronic transmission of certain health information.

      Five of these rules were published in proposed form in 1998, with two of the five subsequently published in final form. The two rules published in final form are Standards for Electronic Transactions, published August 17, 2000, and Standards for Privacy of Individually Identifiable Health Information, published December 28, 2000. These rules took effect on October 16, 2000 and April 14, 2001, respectively, with compliance by healthcare providers, healthcare clearinghouses and large health plans originally required two years following the respective effective dates. Small health plans are given an additional year to comply. On December 27, 2001, President Bush signed into law H.R. 3323, the Administrative Simplification Compliance Act (now known as Public Law 107-105). This law provides for a one-year extension, to October 16, 2003, of the date for complying with the HIPAA standard transactions and code set requirements for any covered entity that submitted to the Secretary of Health and Human Services a plan of how the entity will come into compliance with the requirements by the new deadline.

      HIPAA Transaction Standards. The HIPAA Standards for Electronic Transactions rule is commonly referred to as the transaction standards rule. This rule establishes format and data content standards for eight of the most common healthcare transactions, using technical standards promulgated by recognized standards publishing organizations. These transactions include healthcare claims, enrollment, payment and eligibility. The intent of the rule was to promulgate new standards, under which any party transmitting or receiving any of these eight healthcare transactions electronically would send and receive data in a single format, rather than the large number of different data formats currently used. The transaction standards are applicable to that portion of our business involving the processing of healthcare transactions among physicians, payers, patients and other healthcare industry participants. The transaction standards also are applicable to our customers and to our relationships with those customers.

      We are continuing to develop our HIPAA-ready solutions and our business strategy for marketing those solutions and related services. The effect of the HIPAA transaction standards rule on our business is difficult to predict and there can be no assurances that we will adequately address the business risks created by the HIPAA transaction standards rule and its implementation or that we will be able to take advantage of any resulting business opportunities. We may incur significant expenses relating to compliance with the HIPAA transaction standards rule. Our ability to perform our transaction services in compliance with the rule and the cost to us of doing so will depend on, among other things, the status of the compliance efforts of our payer and provider customers and the extent of the need to adjust our systems and procedures in response to changes in their systems and procedures. In addition, our technological and strategic responses to HIPAA may result in conflicts with, or other adverse changes in our relationships with some healthcare industry participants, including some who are existing or potential customers for our products and services or existing or potential strategic partners. Furthermore, we are unable to predict what changes to the transaction standards rule will be made in the future or how those changes could affect our business or the cost of compliance with the rule.

      HIPAA Privacy Standards. The HIPAA Standards for Privacy of Individually Identifiable Health Information rule is commonly referred to as the privacy standards rule. This rule establishes a set of basic national privacy standards and fair information practices for the protection by health plans, healthcare clearinghouses, healthcare providers and their business associates of individually identifiable health information. This rule became effective on April 14, 2001 and the compliance date for most entities is April 14, 2003. On August 14, 2002, the United States Department of Health and Human Services finalized critical changes to the privacy standards rule. The rule, including these changes, must be implemented by April 14, 2003. The privacy standards rule applies to the portions of our business that process healthcare transactions and provide technical services to other participants in the healthcare industry. This rule provides for civil and criminal liability for its breach and requires us, our customers and our partners to use health information in a highly restricted manner, to establish policies and procedures to safeguard the information, to obtain individual authorizations for some activities, and to provide certain access rights to individuals. This rule may require us to incur significant costs to change our products and services, may restrict the manner in which we transmit and use the information, and may adversely affect our ability to generate revenue from the provision of de-identified information to third parties. The effect of the HIPAA privacy standards rule on our business is difficult to predict and there can be no assurances that we will adequately address the business risks created by the privacy standards rule and its implementation or that we will be able to take advantage of any resulting business opportunities. In addition, we are unable to predict what changes to the privacy standards rule will be made in the future or how those changes could affect our business or the cost of compliance with the rule.

Other Restrictions Regarding Confidentiality and Privacy of Patient Information

      Numerous state and federal laws other than HIPAA govern the collection, dissemination, use, access to and confidentiality of patient health information. Many states are considering new laws and regulations that further protect the confidentiality of medical records or medical information. These state laws are not in most cases preempted by the HIPAA privacy standard and may be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers and strategic partners. Definitions in the various state and federal laws concerning what constitutes individually identifiable data sometimes differ and sometimes are not provided, creating further complexity. In addition, determining whether data has been sufficiently de-identified may require complex factual and statistical analyses. The HIPAA privacy standards rule contains a restrictive definition of de-identified information, which is information that is not individually identifiable, that could create a new standard of care for the industry. These other privacy laws at a state or federal level, or new interpretations of these laws, could create liability for us, could impose additional operational requirements on our business, could affect the manner in which we use and transmit patient information and could increase our cost of doing business. In addition, parties may also have contractual rights that provide additional limits on our collection, dissemination, use, access to and confidentiality of patient health information. Claims of privacy rights or contractual breaches, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Other Regulation of Transaction Services

      Other state and federal statutes and regulations governing transmission of healthcare information may affect our operations. For example, Medicaid rules require some processing services and eligibility verification to be maintained as separate and distinct operations. We carefully review our practices with regulatory experts in an effort to ensure that we are in compliance with all applicable state and federal laws. These laws, though, are complex and changing, and the courts and other governmental authorities may take positions that are inconsistent with our practices.

International Data Regulation

      Other countries also have, or are developing, their own laws governing the collection, use, storage and dissemination of personal information or patient data. These laws could create liability for our international operations, impose additional operational requirements or restrictions on our business, affect the manner in which we use or transmit data and increase our cost of doing business.

Consumer Protection Regulation

      The Federal Trade Commission, or FTC, and many state attorneys general are applying federal and state consumer protection laws to require that the online collection, use and dissemination of data, and the presentation of Web site content, comply with certain standards for notice, choice, security and access. Courts may also adopt these developing standards. In many cases, the specific limitations imposed by these standards are subject to interpretation by courts and other governmental authorities. We believe that we are in compliance with these consumer protection standards, but a determination by a state or federal agency or court that any of our practices do not meet these standards could result in liability and adversely affect our business. New interpretations of these standards could also require us to incur additional costs and restrict our business operations.

      In addition, several foreign governments have regulations dealing with the collection and use of personal information obtained from their citizens. Those governments may attempt to apply such laws extra-territorially or through treaties or other arrangements with U.S. governmental entities. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments (or developments stemming from enactment or modification of other laws) or the failure to accurately anticipate the application or interpretation of these laws could create liability to us, result in adverse publicity and negatively affect our businesses.

Regulation of Healthcare Relationships

      There are federal and state laws that govern patient referrals, physician financial relationships and inducements to beneficiaries of federal healthcare programs. The federal anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. The anti-kickback law is broad and may apply to some of our activities or our relationships with our customers, advertisers or strategic partners. Penalties for violating the anti-kickback law include imprisonment, fines and exclusion from participating, directly or indirectly, in Medicare, Medicaid and other federal healthcare programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. We carefully review our practices with regulatory experts in an effort to ensure that we comply with all applicable laws. However, the laws in this area are both broad and vague and it is often difficult or impossible to determine precisely how the laws will be applied, particularly to new services similar to ours. Any determination by a state or federal regulatory agency that any of our practices violate any of these laws could subject us to civil or criminal penalties and require us to change or terminate some portions of our business.

      We currently provide billing services to healthcare providers and, therefore, may be subject to state and federal laws that govern the submission of claims for medical expense reimbursement. These laws generally prohibit an individual or entity from knowingly presenting or causing to be presented a claim for payment from Medicare, Medicaid or other third party payers that is false or fraudulent, or is for an item or service that was not provided as claimed. These laws also provide civil and criminal penalties for noncompliance, and can be enforced by individuals through qui tam actions. We have designed our current transaction services and will design any future services to place the responsibility for compliance with these laws on provider customers. However, we cannot guarantee that state and federal agencies will regard billing errors processed by us as inadvertent and not in violation of these laws. In addition, changes in current healthcare financing and reimbursement systems could cause us to make unplanned modifications of products or services, or result in delays or cancellations of orders or in the revocation of endorsement of our products and services by healthcare participants.

Regulation of Medical Devices

      Overview. We manufacture and market medical devices subject to extensive regulation by the Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act, or the FDC Act. The FDA’s regulations govern, among other things, product development, product testing, product manufacturing, product labeling, product storage, premarket clearance or approval, advertising and promotion, and product sales and distribution. If the FDA finds that we have failed to comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as: fines, injunctions, and civil penalties; recall or seizure of our products; issuance of public notices or warnings; operating restrictions, partial suspension or total shutdown of production; refusal of our requests for 510(k) clearance or PMA approval of new products, withdrawal of 510(k) clearance or premarket, referred to as PMA, approvals already granted, and criminal prosecution.

      Access to U.S. Market. Each medical device that we wish to commercially distribute in the U.S. will likely require either 510(k) clearance or PMA approval from the FDA prior to commercial distribution, unless exempt. Devices deemed to pose relatively less risk are placed in either class I or II, which requires the manufacturer to submit a premarket notification requesting permission for commercial distribution; this is known as 510(k) clearance. Some low risk devices are exempted from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously 510(k) cleared device or to a “preamendment” class III device (in commercial distribution before May 28, 1976) for which PMA applications have not been called, are placed in Class III requiring PMA approval.

•	510(k) Clearance Process. To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent in intended use and in safety and effectiveness to a “predicate device” — either a previously 510(k) cleared device or a preamendment device for which the FDA has not called for PMA applications. The FDA’s 510(k) clearance process usually takes from four to 12 months, but it can last longer. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could even require a PMA approval. The FDA requires each manufacturer to make this determination in the first instance, but the FDA can review any such decision. If the FDA disagrees with it, the agency may retroactively require the manufacturer to seek 510(k) clearance or PMA approval. The FDA also can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained.

•	PMA Approval Process. If the FDA denies 510(k) clearance for a product, the product is placed in class III and must follow the PMA approval process, which requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. A PMA application must provide extensive preclinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. As part of the PMA review, the FDA will inspect the manufacturer’s facilities for compliance with the Quality System Regulation, which requires manufacturers to follow elaborate design, testing, control, documentation and other quality assurance procedures during the manufacturing process. The PMA approval pathway is costly, lengthy and uncertain. It generally takes from one to three years or longer. After approval of a PMA, a new PMA or PMA supplement may be required in the event of a modification to the device, its labeling or its manufacturing process.

•	Clinical Studies. A clinical study is generally required to support a PMA application and is sometimes required for a 510(k) premarket notification. For “significant risk” devices, such studies generally require submission of an application for an Investigational Device Exemption, or IDE. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE must be approved in advance by the FDA for a specified number of patients. Clinical studies may begin once the IDE application is approved by the FDA and the appropriate institutional review boards at the study sites. For “nonsignificant risk” devices, one or more institutional review boards must review the study, but submission of an IDE to the FDA for advance approval is not required. Both types of studies are subject to record keeping, reporting and other IDE regulation requirements.

      Postmarket Regulation. After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include the Quality System Regulation, labeling regulations, the FDA’s general prohibition against promoting products for unapproved or “off-label” uses, and the Medical Device Reporting regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

      Products. Certain of Porex’s products are FDA-regulated medical devices, such as plastic and reconstructive surgical implants, intravenous administration sets, blood filters, and tissue expanders. In addition, the FDA regulates our DIMDX System as a class II medical image management device. We were granted 510(k) clearance to commercially distribute the DIMDX System on August 25, 2000. Subsequently, we have made modifications to the DIMDX System that we believe do not require new 510(k) clearance. If the FDA disagrees with our decisions, it can retroactively require new 510(k) clearance or PMA approval. The FDA also can require us to cease marketing and/or recall the modified device until 510(k) clearance or PMA approval is obtained. Because Porex’s medical devices and the DIMDX System are in commercial distribution, we are subject to inspection and market surveillance by the FDA to determine compliance with all regulatory requirements. Compliance with these requirements can be costly and time-consuming. Our failure to comply could subject us to FDA enforcement action and sanctions.

      Although the FDA regulates many computer software products as medical devices, the FDA has a long-standing draft software policy exempting such products from active regulation if they are decision support systems intended to involve competent human intervention before any impact on human health occurs (in other words, where clinical judgment and experience can be used to check, interpret and potentially challenge a system’s output). Except for the cleared DIMDX System, we believe that, under the draft software policy, the Medical Manager practice management system is subject to limited FDA regulation and does not require 510(k) clearance or PMA approval. Medical Manager Health Systems has created an interface between the Medical Manager practice management system and the image device. We are marketing the interface and the image device as the DIMDX System. We believe that the sale of our practice management system with the DIMDX System does not require a new 510(k) clearance or PMA approval. ULTIA will access the Medical Manager practice management system and make it available in a wireless handheld format, including allowing access to the medical images stored in the DIMDX System. We believe that the ULTIA’s display of the practice management system will be subject to limited FDA regulation. Because any displayed medical images will not be intended for diagnostic use, we believe that ULTIA’s ability to access such medical images will not subject it to a 510(k) clearance or PMA approval requirement. We cannot assure you, however, that the FDA would agree with any of these conclusions. If the FDA does not agree, we may be required to obtain 510(k) clearance or PMA approval for these products and may be required to cease marketing and/or recall such products until 510(k) clearance or PMA approval is obtained.

      The FDA’s draft software policy has been under review for several years. A risk exists that the Medical Manager practice management system or other of our software or hardware components could in the future become subject to some or all of the medical device regulation requirements. In addition, the FDA may take the position that other products and services we offer, such as ULTIA, are subject to FDA regulation. We also may expand our services in the future to areas that subject us to FDA regulation. Except with respect to Medical Manager Health Systems and Porex, we have no experience in complying with FDA regulations. We believe that complying with FDA regulations is time consuming, burdensome and expensive and could delay our introduction of new applications or services.

FDA and FTC Regulation of Advertising

      The FDC Act requires that prescription drugs (including biological products) be approved for a specific medical indication by the FDA prior to their marketing in interstate commerce. It is a violation of the Act and of FDA regulations to market, advertise or otherwise commercialize such products prior to approval. The FDA does allow for preapproval exchange of scientific information, provided it is nonpromotional in nature and does not draw conclusions regarding the ultimate safety or effectiveness of the unapproved drug. Upon approval, the FDA’s regulatory authority extends to the labeling and advertising of prescription drugs offered in interstate commerce. Such products may only be promoted and advertised for their approved indications. In addition, the labeling and advertising can be neither false nor misleading, and must present all material information in a balanced manner. Labeling and advertising that violate these legal standards are subject to FDA enforcement action.

      Activities and information provided in the context of a medical or scientific educational program, often referred to as continuing medical education or “CME,” usually are treated as nonpromotional and fall outside the FDA’s jurisdiction. The FDA does however evaluate such CME activities to determine whether they are independent of the drug product’s sponsor. In order to determine whether a company’s activities are sufficiently independent, the FDA looks at a number of factors related to the planning, content, speakers and audience selection of such activities. To the extent that the FDA concludes that such activities are not independent from a manufacturer, such content must fully comply with the FDA’s requirements.

      There are several administrative, civil and criminal sanctions available to the FDA for violations of the FDC Act or FDA regulations as they relate to labeling and advertising. Administrative sanctions may include a written request that violative advertising or promotion cease and/or that corrective action be taken, such as requiring a company to provide to healthcare providers and/or consumers information to correct misinformation previously conveyed. In addition, the FDA may use publicity, such as press releases, to warn the public about false and misleading information concerning a drug product. More serious civil sanctions include seizures, as well as injunctions and their resulting consent decrees. Such measures could prevent a company from introducing or maintaining its product in the marketplace. Criminal penalties for severe violations can result in a prison term and/or substantial fines.

      The FDA and the FTC regulate the form, content and dissemination of labeling, advertising and promotional materials, including direct-to-consumer prescription drug and medical device advertising, prepared by, or for, pharmaceutical or medical device companies. The FTC regulates over-the-counter drug advertising and, in some cases, medical device advertising, as well as general product or service advertising. Generally, based on FDA requirements, regulated companies must limit their advertising and promotional materials to discussions of FDA-approved claims. In limited circumstances, regulated companies may disseminate non-promotional scientific information regarding products or claims not yet approved by the FDA. Any information that promotes the use of pharmaceutical products or medical devices that is put on our Web site is subject to the full array of the FDA and FTC requirements and enforcement actions and any information regarding other products and services is subject to FTC requirements. Areas of our Web site that we believe would be the primary focus of the FDA and FTC include banner advertisements, sponsorship links, and any educational programs that discuss use of an FDA-regulated product or that lack editorial independence from the influence of sponsoring pharmaceutical or medical device companies. Television broadcast advertisements by WebMD may also be subject to FTC regulation and FDA regulation depending on the content. The FDA and the FTC place the principal burden of compliance with advertising and promotional regulations on the company that advertises on our Web site to make truthful, substantiated claims. If the FDA or the FTC finds that any information on our Web site violates FDA or FTC regulations, they may take regulatory or judicial action against us or the advertiser or sponsor of that information.

      Any increase in FDA regulation of the Internet or other media for direct-to-consumer advertisements of prescription drugs could make it more difficult for WebMD Health to obtain advertising and sponsorship revenue. In the last 15 years, the FDA has gradually relaxed its formerly restrictive policies on direct-to-consumer advertising of prescription drugs. Companies can now advertise prescription drugs for serious conditions to consumers in any medium. However, physician groups and others have criticized the FDA’s current policies, and have called for restrictions on any advertising of prescription drugs to consumers. These critics point to both public health concerns and to the laws of many other countries that make direct-to-consumer advertising of prescription drugs a criminal offense. In response to these critics, the FDA or the FTC may alter its present policies on the direct-to-consumer advertising of prescription drugs or medical devices in a way that would materially reduce our advertising and sponsorship revenues.

Medical Professional Regulation

      The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine, which is referred to as the prohibition against the corporate practice of medicine. We do not believe that we engage in the practice of medicine and we have attempted to structure our Web site, strategic relationships and other operations to avoid violating these state licensing and professional practice laws. A state, however, may determine that some portion of our business violates these laws and may seek to have us discontinue those portions or subject us to penalties or licensure requirements. We provide Web site capabilities for our physician customers. Many states regulate the ability of medical professionals to advertise or maintain referral services. We do not represent that a physician’s use of our Web site will comply with these or other state laws regulating professional practice and we do not monitor or control the content that physicians post on their individual practice Web sites using our Web site application. It is possible a state or a court may determine we are responsible for any non-compliance with these laws, which could affect our ability to offer this service to our customers. We employ and contract with physicians who provide only medical information to consumers, and we have no intention to provide medical care or advice. Any determination that we are a healthcare provider and acted improperly as a healthcare provider may result in liability to us.

Children’s Online Privacy Protection Act

      The Children’s Online Privacy Protection Act, or COPPA, extends to operators of commercial Web sites and online services directed to U.S. children under the age of 13 that collect personal information from children, and operators of general audience sites with actual knowledge that they are collecting information from U.S. children under 13. WebMD’s sites are not directed at children and its general audience site, WebMD Health, states that no one under the applicable age is entitled to use the site. In addition, WebMD Health employs a kick-out procedure whereby anyone identifying themselves as being under the age of 13 during the registration process is not allowed to register for the site’s member only services, such as message boards and live chat events. COPPA, however, is a relatively new law, can be applied broadly and is subject to interpretation by courts and other governmental authorities. The failure to accurately anticipate the application or interpretation of this law could create liability to us, result in adverse publicity and negatively affect our business.

DESCRIPTION OF NOTES

      We issued $300,000,000 aggregate principal amount of notes in a private placement on April 1, 2002. The notes were issued under an indenture, dated as of April 1, 2002, between us and The Bank of New York, as trustee. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. Copies of the indenture are available for inspection at the office of the trustee and may also be obtained from us upon request. Particular provisions of the indenture that are referred to in this prospectus are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference. For purposes of this summary, the terms “WebMD,” “we,” “us” and “our” refer only to WebMD Corporation and not to any of our subsidiaries. References to “interest” shall be deemed to include “liquidated damages,” unless the context otherwise requires.

General

      The notes represent our unsecured general obligations, subordinate in right of payment to certain of our obligations as described under “Subordination of Notes,” and convertible into our common stock as described under “Conversion Rights.” Interest on the notes will accrue from April 1, 2002 or from the most recent interest payment date to which interest has been paid or provided for, and will be payable semi-annually on April 1 and October 1 of each year, with the first interest payment to be made on October 1, 2002, at the rate of 3 1/4% per annum, to the persons who are registered holders of the notes at the close of business on the preceding March 15 and September 15, respectively. Unless previously redeemed, repurchased or converted, the notes will mature on April 1, 2007.

      The notes were issued as global securities in book-entry form. Payments in respect of the notes represented by the global securities will be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to any notes subsequently issued in certificated form, we will make payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

      The notes were issued without coupons in denominations of $1,000 and integral multiples thereof.

      Holders may present notes for conversion at the office of the conversion agent, and may present notes for registration of transfer at the office of the trustee.

      The indenture does not contain any financial covenants or any restrictions on the payment of dividends or the incurrence of debt or on the repurchase of our securities. The indenture does not require us to maintain any sinking fund or other reserves for repayment of the notes.

      The notes are not subject to defeasance or covenant defeasance.

Conversion Rights

      Holders of notes will be entitled at any time after the original issuance of the notes and before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase, to convert the notes, or portions thereof (if the portions are $1,000 or whole multiples thereof) into 107.9564 shares of common stock per $1,000 of principal amount of notes. This rate results in an initial conversion price of approximately $9.26 per share. Except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on any common stock issued on or prior to conversion. We will not issue fractional shares of common stock upon conversion of notes and instead will make a cash payment based on the market price of the common stock on the last trading day prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the date one business day prior to the redemption date.

      We are not obligated to pay accrued interest on notes submitted for conversion. Accordingly, if a note is surrendered for conversion after a record date for the payment of interest and before the opening of business on the next succeeding interest payment date, notes submitted for conversion must be accompanied by funds equal to the interest payable to the registered holder on the interest payment date on the principal amount of such notes submitted for conversion. We will then make the interest payment due on the interest payment date to the registered holder of the note on the record date. Notwithstanding anything to the contrary in this paragraph, any note submitted for conversion need not be accompanied by any funds if such notes have been called for redemption on a redemption date that is after a record date for the payment of interest and on or before the day that is one business day following the corresponding interest payment date.

      As soon as practicable following the conversion date, we will deliver through the conversion agent a certificate for the full number of full shares of common stock into which any note is converted, together with any cash payment for fractional shares. For a discussion of the tax treatment of a holder receiving common shares upon surrendering notes for conversion, see “Certain U.S. Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Conversion of the Notes.”

      We will adjust the conversion rate for:

•	dividends or distributions on shares of our common stock payable in shares of our common stock;

•	subdivisions, combinations or certain reclassifications of our common stock;

•	distributions to all or substantially all holders of our common stock of certain rights or warrants entitling them for a period expiring within 60 days after the applicable record date to purchase common stock at less than the current market price at the time; provided, that the conversion rate will be readjusted to the extent the rights or warrants are not exercised prior to their expiration;

•	distributions to all or substantially all holders of our common stock of shares of capital stock other than our common stock, evidences of indebtedness or other assets (other than cash dividends out of current or retained earnings) or distributions to all or substantially all holders of our common stock of certain rights or warrants to purchase our securities; or

•	cash distributions to all or substantially all holders of our common stock in an aggregate amount that, together with:

(1) any cash and the fair market value of any other consideration payable in respect of any tender offer or exchange offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment; and

(2) all other cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment,

exceeds an amount equal to 10% of the market capitalization of our common stock on the business day immediately preceding the day on which we declare the distribution; and

•	payments in respect of a tender offer or exchange offer by us or any of our subsidiaries for our common stock to the extent that the offer involves aggregate consideration that, together with

(1) any cash and the fair market value of any other consideration payable in respect of any other tender offer or exchange offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion rate adjustment; and

(2) cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion rate adjustment,

exceeds an amount equal to 10% of the market capitalization of our common stock on the expiration date of the tender offer or exchange offer.

      Each adjustment referred to above will be made upon conclusion of the applicable event. We will not adjust the conversion rate, however, if holders of notes are to participate in the transaction without conversion, or in certain other cases.

      No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

      We may at any time increase the conversion rate by any amount for any period of time, provided that the conversion price is not less than the par value of a share of our common stock, the period during which the increased rate is in effect is at least 20 days or such longer period as may be required by law and the increased rate is irrevocable during such period.

      If we are party to a consolidation, merger or binding share exchange, or a transaction involving the sale or other conveyance of all or substantially all of our assets, pursuant to which our common stock is converted into cash, securities or other property, at the effective time of the transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its note immediately prior to the transaction.

      In the event of:

•	a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

•	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to Federal income tax as a dividend. See “Certain U.S. Federal Income Tax Considerations — Tax Consequences to U.S. Holders — Adjustments to Conversion Ratio.”

Redemption of Notes at Our Option

      Prior to April 5, 2005, we cannot redeem the notes. The notes will be redeemable at our option, in whole or in part, at any time on or after April 5, 2005, on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register. The redemption price for the notes for the periods set forth below, expressed as a percentage of the principal amount, is as follows:

Period Beginning	Redemption Price

April 5, 2005	101.300%
April 1, 2006 and thereafter	100.650%

      Accrued and unpaid interest will also be paid up to but not including the redemption date.

      If we will redeem less than all of the outstanding notes, the trustee will select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

      No sinking fund is provided for the notes.

Holders May Require Us to Purchase Their Notes Upon a Change in Control

      In the event of a change in control (as defined below) with respect to us, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price for each $1,000 principal amount of such notes equal to 100% of the principal amount of such notes tendered, plus any accrued and unpaid interest up to but not including the purchase date. We will be required to purchase the notes on the date that is 30 business days after notice of a change in control has been mailed as described below. We refer to this date in this prospectus as the “change in control purchase date.”

      Within 30 business days after the occurrence of a change in control, we must mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice must state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate, and any adjustment to the conversion rate that will result from the change in control;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted, if otherwise convertible, only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice so as to be received by the paying agent no later than the close of business on the third business day prior to the change in control purchase date. The required purchase notice upon a change in control must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the indenture.

      A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal must state:

•	the principal amount of the notes being withdrawn;

•	the certificate numbers of the notes being withdrawn, if applicable; and

•	the principal amount, if any, of the notes that remain subject to a change in control purchase notice.

      Our obligation to pay the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such note to be paid promptly following the later of the change in control purchase date or the time of delivery of such note.

      If the paying agent holds money sufficient to pay the change in control purchase price of the note on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, such note will cease to be outstanding, interest on such note will cease to accrue and such note will be deemed paid whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a “change in control” is deemed to have occurred at such time as:

•	any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than us, our subsidiaries or our or their employee benefit plans, is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed; or

•	the sale, lease or transfer of all or substantially all of our assets to any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

      However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such trading day; or

•	in the case of a merger or consolidation, all or substantially all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock and any such other consideration.

      In connection with any purchase offer in the event of a change in control, we will to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      The phrase “all or substantially all” of our assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale, lease or transfer of “all or substantially all” of our assets has occurred, in which case a holder’s ability to require us to purchase their notes upon a change in control may be impaired. In addition, we can give no assurance that we will be able to acquire the notes tendered upon a change in control.

      The change in control purchase feature of the notes may in certain circumstances make more difficult or discourage a takeover of our company. We are not aware, however, of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser of the notes in the private placement.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our, or our subsidiaries’, indebtedness.

      We may not purchase notes at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Subordination of Notes

      Upon any distribution to our creditors in our liquidation or winding up or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, the payment of all amounts due on the notes (other than cash payments due upon conversion in lieu of fractional shares) will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness.

      We will not pay, directly or indirectly, any amount due on the notes (including any repurchase price pursuant to the exercise of a repurchase right, but excluding cash payments due upon conversion in lieu of fractional shares), or acquire any of the notes, in the following circumstances:

•	if any default in payment of principal, premium, if any, or interest on senior indebtedness (as defined below) exists beyond any applicable grace period, unless and until the default has been cured or waived or has ceased to exist;

•	if any default, other than a default in payment of principal, premium, if any, or interest, has occurred with respect to senior indebtedness, and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the “payment blockage period” described below; or

•	if the maturity of senior indebtedness has been accelerated, until the senior indebtedness has been paid or the acceleration has been cured or waived.

      A “payment blockage period” is a period that begins on the date that we receive a written notice from any holder of senior indebtedness or a holder’s representative, or from a trustee under an indenture under which senior indebtedness has been issued, that an event of default with respect to and as defined under any senior indebtedness (other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness), which event of default permits the holders of senior indebtedness to accelerate its maturity, has occurred and is continuing and ends on the earlier of (1) the date on which such event of default has been cured or waived, (2) 180 days from the date notice is received, (3) the date on which such senior indebtedness is discharged or paid in full or (4) the date of which such payment blockage period shall have been terminated by written notice to the trustee or us from the trustee or other representative initiating such payment blockage period. Notwithstanding the foregoing, no new payment blockage notice shall be given until a period of at least 365 consecutive days shall have elapsed since the beginning of the prior payment blockage period. No default (other than a default in payment) that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any subsequent payment blockage notice, unless such event of default has been cured or waived for a period of not less than 90 consecutive days. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the notes until such senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

      Senior indebtedness is defined in the indenture as all indebtedness (as defined below) of ours outstanding at any time, except the notes, indebtedness that by its terms provides that it shall not be “senior” in right of payment to the notes or indebtedness that by its terms provides that it shall be “pari passu” or “junior” in right of payment to the notes. Senior indebtedness does not include our indebtedness to any of our subsidiaries.

      Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on (a) all indebtedness of such person for borrowed money (including all indebtedness evidenced by notes, bonds, debentures or other securities sold by such person for money), (b) all obligations incurred by such person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except trade payables), (c) guarantees by such person of indebtedness described in clause (a) or (b) of another person, (d) all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation or guarantee, (e) all reimbursement obligations of such person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such person, (f) all capital lease obligations of such person and (g) all net obligations of such person under interest rate swap, currency exchange or similar agreements of such person.

      By reason of the subordination provisions described above, in the event of our insolvency, funds which would otherwise be payable to noteholders will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full. As a result of these payments, holders of the notes may recover less, ratably, than holders of senior indebtedness.

      A portion of our operations are currently and are expected in the future to be conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available therefor, whether by dividends, loans or other payments. The payment of dividends and loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of our subsidiaries and are subject to various business considerations.

      The notes are effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease commitments) of our subsidiaries. Any right that we have to receive assets of any of our subsidiaries upon its liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we ourselves are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

      There are no restrictions in the indenture upon the creation of additional senior indebtedness by us, or on the creation of any indebtedness by us or any of our subsidiaries. As of September 30, 2002, we had approximately $470 million of consolidated obligations effectively ranking senior to the notes.

Merger or Consolidation, or Conveyance, Transfer or Lease of Properties and Assets

      The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other things:

•	the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market (provided, however, that in the case of a transaction where the surviving entity is organized under the laws of a foreign jurisdiction, we may not consummate the transaction without first (1) making provision for the satisfaction of our obligations to repurchase notes following a change in control, if any, and (2) obtaining an opinion of tax counsel experienced in such matters to the effect that, under then existing U.S. federal income tax laws, there would be no material adverse tax consequences to holders of the notes resulting from such transaction);

•	such person assumes all our obligations under the notes and the indenture; and

•	we or such successor person shall not immediately thereafter be in default under the indenture.

      Upon the assumption of our obligations by such a person in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

      Although such transactions are permitted under the indenture, certain of the foregoing transactions could constitute a change in control permitting each holder to require us to purchase the notes of such holder as described in “— Holders May Require Us to Purchase Their Notes Upon a Change in Control.”

Events of Default and Remedies

      The following will be events of default for the notes:

•	default in the payment of the principal amount, redemption price or change in control purchase price with respect to any note when such amount becomes due and payable;

•	default in the payment of accrued and unpaid interest, if any (including liquidated damages), on the notes for 30 days;

•	failure by us to comply with any of our other covenants in the notes or the indenture upon receipt by us of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the notes then outstanding and our failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	default by us or any “significant subsidiary” in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, other than non-recourse indebtedness, in the aggregate principal amount then outstanding of $30,000,000 or more, or acceleration of any indebtedness for money borrowed in such aggregate principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default is not cured within 30 business days after notice to us in accordance with the indenture; or

•	certain events of bankruptcy, insolvency or reorganization affecting us or a significant subsidiary.

      Our “significant subsidiaries” as of the date of this prospectus are WebMD, Inc., Medical Manager Health Systems, Inc. and Envoy Corporation, and in the future will include any “significant subsidiary” of ours as defined in Rule 1-02 of Regulation S-X of the SEC (as such regulation is in effect on the date of issuance of the notes).

      If an event of default shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of notes then outstanding may declare the principal amount of the notes plus accrued and unpaid interest, if any, on the notes accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy, insolvency or reorganization involving us, the principal amount of the notes plus accrued and unpaid interest, if any, accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

Modifications of the Indenture

      We and the trustee may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder, no supplemental indenture may:

•	reduce the rate or change the time of payment of interest (including any liquidated damages) on any note;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the principal amount, redemption price or change in control purchase price with respect to any note;

•	make any change that adversely affects the right of a holder to require us to purchase a note;

•	adversely affect the right to convert, or receive payment with respect to, a note, or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the notes; or

•	change the provisions in the indenture that relate to modifying or amending the indenture.

      Without the consent of any holder of notes, we and the trustee may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act and the qualification of the indenture under the Trust Indenture Act; or

•	to cure any ambiguity, inconsistency or other defect in the indenture.

      No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in principal amount of the notes, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the notes.

      The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal amount, accrued and unpaid interest, if any (including liquidated damages), redemption price or change in control purchase price or obligation to deliver common shares upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

No Personal Liability of Directors, Officers, Employees, Incorporators and Shareholders

      No director, officer, employee, incorporator or shareholder of ours, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that a waiver of such liabilities is against public policy.

Unclaimed Money; Prescription

      If money deposited with the trustee or paying agent for the payment of principal or interest remains unclaimed for two years, the trustee and paying agent shall notify us and shall pay the money back to us at our written request. Thereafter, holders of notes entitled to the money must look to us for payment, subject to applicable law, and all liability of trustee and the paying agent shall cease. Other than as described in this paragraph, the indenture does not provide for any prescription period for the payment of interest and principal on the notes.

Reports to Trustee

      We will regularly furnish to the trustee copies of our annual report to stockholders, containing audited financial statements, and any other financial reports which we furnish to our stockholders. We will also furnish the trustee with a certificate following the end of each fiscal year as to whether any default or event of default exists under the Indenture.

Trustee and Transfer Agent

      The trustee for the notes is The Bank of New York. The transfer agent for our common stock is American Stock Transfer & Trust Co.

Listing and Trading

      The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. We do not intend to list the notes on any national securities exchange. Our common stock is listed on the Nasdaq National Market under the symbol “HLTH.”

Form, Denomination and Registration of Notes

      The notes were issued in registered form, without interest coupons, in denominations of $1,000 and integral multiples thereof, in the form of global securities and certificated securities, as further provided below.

      The trustee is not required:

•	to issue, register the transfer of or exchange any note for a period of 15 days before a selection of notes to be redeemed or repurchased; or

•	to register the transfer of or exchange any note so selected for redemption or repurchase in whole or in part, except, in the case of a partial redemption or repurchase, that portion of any of the notes not being redeemed or repurchased.

      See “— Global Securities” and “— Certificated Securities” for a description of additional transfer restrictions applicable to the notes.

      No service charge will be imposed in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

Global Securities

      Global securities representing the notes have been deposited with a custodian for The Depository Trust Company (“DTC”), and registered in the name of DTC or a nominee for DTC.

      Except in the limited circumstances described below and in “— Certificated Securities,” holders of notes represented by interests in a global security will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

      Any beneficial interest in one global security that is transferred to a person who takes delivery in the form of an interest in another global security will, upon transfer, cease to be an interest in such global security and become an interest in the other global security and, accordingly, will thereafter be subject to all transfer restrictions applicable to beneficial interests in such other global security for as long as it remains such an interest.

      The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants, including Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants.

      Payments of principal and interest under each global security will be made to DTC’s nominee as the registered owner of such global security. We expect that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

      DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

Certificated Securities

      If DTC notifies us that it is unwilling or unable to continue as depositary for a global security and a successor depositary is not appointed by us within 90 days of such notice, or an event of default has occurred and the trustee has received a request from DTC, the trustee will exchange each beneficial interest in that global security for one or more certificated securities registered in the name of the owner of such beneficial interest, as identified by DTC.

Same-Day Settlement and Payment

      The indenture requires that payments in respect of the notes represented by the global securities be made by wire transfer of immediately available funds to the accounts specified by holders of the global securities. With respect to notes in certificated form, we will make all payments by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each holder’s registered address.

      The notes represented by the global securities are eligible for trading in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance their respective rules and operating procedures.

      Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global security in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global security from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global security by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date. The information described above concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

      Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global securities among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchaser of the notes in the private placement or the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Governing Law

      The indenture and the notes are governed by and are construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

Registration Rights

      In connection with the private placement on April 1, 2002, we entered into a registration rights agreement with the initial purchaser of the notes. In the registration rights agreement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective for a period of two years after the later of (1) the original issuance of the notes on April 1, 2002 and (2) the last date that we or any of our affiliates was the owner of the notes, or such shorter period of time (x) as permitted by Rule 144(k) under the Securities Act or any successor provisions thereunder or (y) that will terminate when each of the registrable securities covered by the registration statement ceases to be a registrable security.

      We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 45 days in the aggregate in any three-month period or 90 days in the aggregate in any 12-month period. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

DESCRIPTION OF CAPITAL STOCK

      The following summary of certain provisions of our common stock and preferred stock is not complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are available to investors upon request.

General

      Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. Of such shares of preferred stock, 213,000 shares have been designated as Series A Payment-in-Kind Preferred Stock, or Series A preferred stock, and 200 shares have been designated as Series B Convertible Redeemable Preferred Stock, or Series B preferred stock. At November 5, 2002, 297,268,556 shares of our common stock were outstanding and no shares of any series of preferred stock were outstanding.

Common Stock

      Issued and outstanding shares of our common stock are fully paid and nonassessable upon payment therefor. The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as our Board of Directors may from time to time determine. We have never declared or paid any cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. Shares of our common stock are not convertible and holders have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of WebMD, the holders of our common stock are entitled to receive pro rata those of our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of our stockholders, including election of directors. There is no cumulative voting in the election of directors.

Preferred Stock

     In General

      Our Board of Directors is authorized to issue preferred stock and to determine its rights, preferences and privileges. While providing flexibility in connection with possible financings, acquisitions and other corporate purposes, the issuance of preferred stock by us could adversely affect the voting power of the holders of our common stock. In addition, we could issue preferred stock as a means of discouraging, delaying or preventing a change in control.

     Series A Preferred Stock

      In January 2000, our Board of Directors authorized 213,000 shares of Series A preferred stock, with a par value of $0.0001 per share and a face value of $5,000 per share. A total of 155,951 shares of Series A preferred stock, convertible into an aggregate of 21,282,645 shares of our common stock, were issued. The Series A preferred stock is entitled to quarterly dividends at a per annum rate of 10.5% of the face amount plus any accrued and unpaid dividends, payable in additional shares of Series A preferred stock. With respect to dividend rights, other than the right to receive additional shares of Series A preferred stock, and rights on liquidation, winding up or dissolution, whether voluntary or involuntary, the Series A preferred stock ranks on a parity with our common stock and junior to our Series B preferred stock. The Series A preferred stock converts into common stock automatically on the third anniversary of the date of issuance. The holders of the Series A preferred stock are entitled to vote with common stockholders on an as converted basis. All 155,951 shares of Series A preferred stock have been surrendered to us and there are no longer any shares of Series A preferred stock outstanding.

     Series B Preferred Stock

      In September 2000, our Board of Directors authorized 200 shares of Series B preferred stock with a par value of $0.0001 per share. A total of 100 shares of Series B preferred stock were issued. The Series B preferred stock ranks, with respect to the payment of dividends and to distribution of assets upon liquidation, dissolution or winding up, whether voluntary or involuntary, senior to all of our common stock and to the Series A preferred stock. The Series B preferred stock pays no annual dividend and shares in any dividends paid on the common stock on an as converted basis. The Series B preferred stock generally has no voting rights. However, as long as Series B preferred stock is outstanding, we may not, without the affirmative vote or consent of the holder of a majority of the Series B preferred stock outstanding voting separately as a class, directly or indirectly or through merger or consolidation:

•	amend, alter or repeal any provision of the certificate of incorporation or corporate bylaws so as to adversely affect the rights, preferences, privileges or powers of the Series B preferred stock;

•	authorize or issue any new class of shares of capital stock having a preference with respect to dividends, redemption and/or liquidation over the Series B preferred stock; or

•	reclassify any capital stock into shares having a preference with respect to the dividends, redemption and/or liquidation over the Series B preferred stock.

      The Series B preferred stock became convertible in March 2002 into an aggregate of 263,957 shares of common stock and a warrant to acquire an equal number of shares at $37.885 per share. Additionally, the Series B preferred stock is redeemable for an aggregate of $10,000,000 at the option of the holder following a change of control of WebMD and became redeemable at our option or the option of the holder in March 2002. In March 2002, we redeemed the outstanding Series B preferred stock for $10,000,000 in accordance with its terms and there are no longer any shares of Series B preferred stock outstanding.

Warrants

      As of September 30, 2002, warrants to purchase 36,977,711 shares of our common stock were outstanding at exercise prices ranging from $0.67 to $74.22 per share, with a weighted average exercise price of $23.11 per share. Substantially all of these outstanding warrants were vested and exercisable as of September 30, 2002.

Anti-Takeover Provisions

      Certain provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of us. Such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. These provisions of Delaware law and the certificate of incorporation and bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of us, including unsolicited takeover attempts, even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Delaware Takeover Statute

      We are subject to the “business combination” provisions of Section 203 of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•	upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

      A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to WebMD and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

      Board Authority to Issue Preferred Stock without Stockholder Approval. Our Board of Directors is authorized to issue preferred stock having a preference as to dividends or liquidation over the common stock without stockholder approval.

      Staggered Board; Ability of Board to Change Size of Board. Our Board of Directors consists of eight members. Our bylaws provide that this number may be changed by a resolution adopted by our Board of Directors. Directors are divided into three classes. Each year the directors’ positions in one of the three classes are subject to election so that it would take three years to replace the entire board, absent resignation or premature expiration of a director’s term, which may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of WebMD.

      Filling of Board Vacancies; Removals. Any vacancies on the Board of Directors resulting from death, resignation, disqualification or removal shall, unless the Board of Directors determines by resolution that any such vacancies shall be filled by stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum. Newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such newly created directorship shall be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor is elected and qualified. A director may be removed, only with cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

      Stockholder Action Instead of Meeting by Unanimous Written Consent. Our certificate of incorporation provides that any action to be taken by our stockholders must be effected at an annual or special stockholder meeting and may not be taken by written consent.

      Call of Special Meetings. Our bylaws provide that special meetings of our stockholders may be called by a majority of the members of our Board of Directors, by the chairman of our Board of Directors or by our chief executive officer.

      Stockholder Proposals and Nominations. Our bylaws require advance written notice by a stockholder of a proposal that such stockholder desires to present at an annual meeting or of a nomination of a person for election to our Board of Directors at an annual or special meeting. These provisions will delay consideration of a stockholder proposal or nomination until the next annual meeting unless a special meeting is called by our Board of Directors.

      Generally, we must receive a stockholder’s notice of a proposal to be considered at an annual meeting not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. If the annual meeting is called for a date that is not within 30 days before or after such anniversary date, however, we must receive the notice not later than the close of business on the tenth day following the earlier of the day on which notice of the annual meeting is mailed and the day on which we publicly announce the date of the annual meeting. No business other than that stated in the notice may be transacted at any special meeting.

      Generally, we must receive a stockholder’s notice of a nomination for director to be considered at an annual meeting not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. If the annual meeting is called for a date that is not within 30 days before or after such anniversary date, however, we must receive the notice not later than the close of business on the tenth day following the earlier of the day on which notice of the annual meeting is mailed and the day on which we publicly announce the date of the annual meeting. We must receive a stockholder’s notice of a nomination for director to be considered at a special meeting not later than the close of business on the tenth day following the earlier of the day on which notice of the special meeting is mailed and the day on which we publicly announce the date of the special meeting.

      Bylaw Amendments. Our bylaws may be amended or repealed, and new bylaws made, by the affirmative vote of the holders of a majority of the total voting power of all classes of outstanding capital stock voting thereon as a single class or by our Board of Directors.

      Limitations on Liability and Indemnification of Officers and Directors. Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We generally enter into separate indemnification agreements with our directors and executive officers that provide such persons indemnification protection in the event our certificate of incorporation is subsequently amended.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Listing

      Our common stock has traded on the Nasdaq National Market under the symbol “HLTH” since February 11, 1999.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion is a summary of the material U.S. federal income tax consequences of the ownership and disposition of notes that will be held as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements of the Internal Revenue Service (the “IRS”), judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

      This summary is intended for general information only and does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, or to holders subject to special U.S. federal income tax rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a “straddle” or hedge or a “conversion” or other integrated transaction;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	former citizens or residents of the United States;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	persons subject to the alternative minimum tax.

      Moreover, this summary does not address any aspect of U.S. federal tax law other than income taxation and does not describe any state, local or non-U.S. tax laws that may be applicable to holders. This summary also does not describe the U.S. federal income tax consequences of owning and disposing of shares of our common stock that may be acquired pursuant to the conversion of the notes.

      Persons considering the purchase of notes should consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

      As used herein, the term “U.S. Holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is:

•	a citizen or resident alien individual of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust; or

•	a trust that was in existence on August 20, 1996, that was treated as U.S. persons under U.S. federal income tax law immediately prior to such date and that made a valid election to be treated as a U.S. person under the Code.

      A Non-U.S. Holder means a beneficial owner of a note that is not a U.S. Holder. The U.S. federal income tax treatment of a partner in a partnership holding notes generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership, you should consult your own tax advisor regarding the U.S. federal income tax consequences of an investment by the partnership in the notes.

U.S. Federal Income Tax Consequences to U.S. Holders

Payments of Interest

Stated Interest

      Qualified stated interest is stated interest that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single rate that appropriately takes into account the length of intervals between payments. Payments of cash interest on the notes will constitute qualified stated interest and generally will be taxable to a U.S. Holder as ordinary interest income at the time such interest is accrued or received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Original Issue Discount

      The notes were originally issued at a discount from their stated principal amount. As such, the notes are treated as having original issue discount for U.S. federal income tax purposes. Each U.S. Holder will be required to include in gross income (regardless of whether such holder is a cash or accrual basis taxpayer) in each taxable year, in advance of the receipt of corresponding cash payments on the notes, that portion of the original issue discount, computed on a constant yield to maturity basis as described below, attributable to each day during such year on which such holder held the notes.

      The amount of original issue discount, as of the original issue date of the notes, is $30 per $1,000 principal amount, which is calculated by subtracting the issue price of $970 per note from the stated principal amount of $1,000 per note. For purposes of computing your accruals of original issue discount, the yield to maturity of the notes is 3.9165%.

      A U.S. Holder of a note will be required to include original issue discount in gross income (as ordinary interest income) periodically over the term of the note before receipt of the cash or other payment attributable to such income, regardless of such holder’s regular method of tax accounting. The amount to be included for any taxable year is the sum of the daily portions of original issue discount with respect to the note for each day during the taxable year or portion of a taxable year during which such holder holds such note. The daily portion is determined by allocating to each day of any accrual period within a taxable year a pro rata portion of an amount equal to such note’s adjusted issue price at the beginning of the accrual period multiplied by its yield to maturity. For purposes of computing original issue discount, we will use six-month accrual periods that end on the days in the calendar year corresponding to the maturity date of the notes and the date six months prior to such maturity date, with the exception of any initial short accrual period. A U.S. Holder is permitted to use different accrual periods; provided, however, that each accrual period is no longer than one year, and each scheduled payment of interest or principal occurs on either the first or last day of an accrual period. The adjusted issue price of a note at the beginning of any accrual period is its issue price increased by the aggregate amount of original issue discount previously accrued and decreased by any payments, other than payments of qualified stated interest, previously made on the note.

      Under the foregoing rules, U.S. Holders are required to include in gross income increasingly greater amounts of original issue discount in each successive accrual period. A U.S. Holder’s tax basis in the notes will be increased by the amount of original issue discount included in gross income by such U.S. Holder and will be decreased by the amount of any payments received by such U.S. Holder with respect to the notes, other than payments of qualified stated interest. The amount of original issue discount allocable to any initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of original issue discount allocable to the final accrual period at maturity of the notes will be the difference between (i) the amount payable at maturity of the notes, and (ii) the notes’ adjusted issue price as of the beginning of the final accrual period.

      We will provide certain information to the IRS and will furnish annually to record U.S. Holders of the notes, information with respect to the original issue discount accruing during the taxable year.

Market Discount

      If a U.S. Holder acquires a note for an amount that is less than its adjusted issue price (as defined above in “— Original Issue Discount”), the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than  1/4 of one percent of the stated principal amount multiplied by the remaining number of complete years to maturity from the date of acquisition.

      A U.S. Holder that purchases a note with market discount is required to treat any principal payment or any payment that is not qualified stated interest on, or any gain upon the sale, exchange, or retirement (including redemption or repurchase) of a note, as ordinary income to the extent of the accrued market discount on the note that has not previously been included in gross income. If a U.S. Holder disposes of the note in certain otherwise nontaxable transactions, accrued market discount is includible in gross income by the U.S. Holder, as ordinary income, as if such U.S. Holder had sold the note at its then fair market value. If a note with accrued market discount that has not previously been included in gross income is converted into common stock, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock received upon conversion.

      In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. Holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

      A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may, however, elect to include market discount in gross income currently as it accrues, rather than upon a disposition of the note, in which case the interest deferral rule will not apply. An election to include market discount in gross income on an accrual basis will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. Holder’s gross income under such an election.

Amortizable Bond Premium

      If a U.S. Holder purchases a note for an amount that, when reduced by the value of the conversion feature, is in excess of the sum of all amounts payable on the note other than payments of qualified stated interest, such U.S. Holder will be considered to have purchased such note at a “premium.” The value of the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature (determined in any reasonable manner). A U.S. Holder that purchases a note at a premium will not be required to include any original issue discount in gross income. If the amount of premium exceeds the amount of original issue discount of a note, the amount of the excess will be treated as “amortizable bond premium” and such U.S. Holder may elect to amortize the bond premium as an offset to qualified stated interest, using a constant yield method similar to that described above under “— Original Issue Discount” over the remaining term of the note, subject to special provisions for debt instruments with early call dates. A U.S. Holder that elects to amortize bond premium must reduce such U.S. Holder’s tax basis in the note by the amount of premium used to offset qualified stated interest income as set forth above. An election to amortize bond premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

Acquisition Premium

      If a U.S. Holder has an adjusted basis in a note immediately after its purchase that is (i) less than or equal to the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest and (ii) greater than the note’s adjusted issue price (as described above under “Original Issue Discount”), the amount of the such difference is treated as “acquisition premium” for U.S. federal income tax purposes. If a note with original issue discount is purchased at an acquisition premium, the U.S. Holder reduces the amount of original issue discount otherwise includible in gross income during any day in an accrual period by a fraction. The numerator of this fraction is the excess of the adjusted tax basis of the note immediately after its acquisition by the purchaser over the adjusted issue price of the note. The denominator of the fraction is the excess of the sum of all amounts payable on the note after the purchase date, other than payments of qualified stated interest, over the note’s adjusted issue price. As an alternative to reducing the amount of original issue discount otherwise includible in income by this fraction, the U.S. Holder may elect to compute original issue discount accruals by treating the purchase as a purchase at original issuance and using the constant yield method described above.

Election to Treat All Interest as Original Issue Discount

      U.S. Holders may elect to include in gross income all interest that accrues on a note, including stated interest, market discount and original issue discount (as adjusted by any premium), by using the constant yield method described above under “— Original Issue Discount.” Such an election for a note with amortizable bond premium results in a deemed election to amortize bond premium for all taxable debt instruments owned and later acquired by the U.S. Holder with premium and may be revoked only with the permission of the IRS. Similarly, such an election for a note with market discount results in a deemed election to accrue market discount in income currently for such note and for all other debt instruments acquired by the U.S. Holder with market discount on or after the first day of the taxable year to which such election first applies, and may be revoked only with the permission of the IRS. A U.S. Holder’s tax basis in a note is increased by each accrual of the amounts treated as original issue discount under the constant yield election described in this paragraph.

Sale or Other Taxable Disposition of the Notes

      Upon the sale or other taxable disposition (including redemption or repurchase) of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized (not including any amounts received in respect of accrued qualified stated interest, which will be taxed as ordinary income) on the sale or other taxable disposition, and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be equal to the U.S. Holder’s original purchase price for the note increased by original issue discount and market discount previously included in respect thereof, and reduced by payments received in respect of the note other than payments of qualified stated interest. Subject to the discussion above under “— Market Discount,” gain or loss recognized on the sale or other taxable disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, or other taxable disposition, the note has been held for more than one year.

Conversion of the Notes

      A U.S. Holder’s conversion of a note into common stock generally will not be a taxable event, except that the receipt of cash in lieu of a fractional share of common stock will result in the recognition of gain or loss (measured by the difference between the cash received in lieu of the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share).

      A U.S. Holder’s initial tax basis in common stock received upon a conversion of a note will be the same as the U.S. Holder’s adjusted tax basis in the note at the time of conversion, reduced by any tax basis allocated to a fractional share. The U.S. Holder’s holding period for the common stock received upon conversion of a note will include the U.S. Holder’s holding period for the converted note.

Adjustments of the Conversion Ratio

      The terms of the notes allow for changes in their conversion rate in certain circumstances. See “Description of Notes — Conversion Rights.” Changes in conversion rate could be treated as a taxable dividend to you if the changes have the effect of increasing your proportionate interest in our earnings and profits. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for distributions of property to our stockholders. By contrast, changes in the conversion rate will not be treated as a taxable dividend if the changes simply prevent the dilution of interests of the holder of the notes through application of a bona fide, reasonable adjustment formula. Any constructive taxable dividend resulting from a change to, or a failure to change, the conversion rate would be treated like dividends paid in cash or other property. The constructive stock dividend would result in ordinary income to the recipient to the extent of our earnings and profits (as determined under U.S. federal income tax principles).

Backup Withholding and Information Reporting

      Information reporting requirements will apply in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A U.S. Holder may be subject to U.S. backup withholding tax at the rates specified in the Code on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

Payments of Interest

      Subject to the discussion below concerning backup withholding, payments of interest on a note, including original issue discount, by us or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States and further provided that:

(i) all of the following conditions are met:

•	the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	either (i) the Non-U.S. Holder timely certifies to us or our paying agent, under penalties of perjury, that such holder is not a U.S. person and provides its name and address, or (ii) a custodian, broker, nominee or other intermediary acting as an agent for the Non-U.S. Holder (such as a securities clearing organization, bank or other financial institution that holds customer’s securities in the ordinary course of its trade or business) that holds the notes in such capacity timely certifies to us or our paying agent, under penalties of perjury, that such statement has been received from the beneficial owner of the notes by such intermediary, or by any other financial institution between such intermediary and the beneficial owner, and furnishes to us or our paying agent a copy thereof. The foregoing certification may be provided on a properly completed IRS Form W-8BEN or W-8IMY, as applicable, or any successor forms duly executed under penalties of perjury; and

•	neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption are, in fact, not satisfied; or

(ii) the interest is eligible for a zero percent withholding tax rate pursuant to an applicable income tax treaty, such Non-U.S. Holder timely furnishes to us or our agent a properly completed IRS Form W-8BEN or W-8IMY, as applicable, or any successor form, duly executed under penalties of perjury, certifying that such Non-U.S. Holder is entitled to the zero percent withholding tax rate under the income tax treaty, and neither we nor our paying agent has actual knowledge or reason to know that the conditions of this exemption are, in fact, not satisfied. (If an applicable income tax treaty provides for a reduced withholding tax rate, U.S. federal withholding tax will apply to payments of interest to the Non-U.S. Holder at such reduced withholding tax rate, provided that the appropriate certification requirements are met.)

      If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if payments on the note are effectively connected with the conduct of this trade or business, the Non-U.S. Holder (although exempt from U.S. federal withholding tax if an IRS Form W-8ECI is properly furnished to us or our paying agent) generally will be taxed on interest and original issue discount in respect of a note in the same manner as a U.S. Holder (see “— Tax Consequences to U.S. Holders” above). These Non-U.S. Holders should consult their own tax advisors with respect to other U.S. federal income tax consequences of the ownership and disposition of notes, including the possible imposition of a 30% branch profits tax in the case of a corporate Non-U.S. Holder.

Sale or Other Taxable Disposition of the Notes

      A Non-U.S. Holder of a note will not be subject to U.S. federal income tax (i) upon conversion of a note into shares of common stock, or (ii) on gain realized on the sale or other taxable disposition of the note, unless the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States. If you are an individual who is present in the United States for 183 days or more in the taxable year of disposition and you are not otherwise a resident of the United States for U.S. federal income tax purposes, you should consult your own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Adjustments of the Conversion Ratio

      The conversion rate of the notes is subject to adjustment in some circumstances, which could give rise to a taxable dividend to Non-U.S. Holders of the notes to the extent of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), if any. See “— U.S. Federal Income Tax Consequences to U.S. Holders — Adjustments of the Conversion Ratio” above. Such a taxable dividend to a Non-U.S. Holder generally would be subject to U.S. federal withholding tax at a 30% rate (subject to reduction under an applicable income tax treaty) unless the dividend is effectively connected with a trade or business conducted by the Non-U.S. Holder within the United States, in which case the dividend would be taxable on a net income basis at the graduated rates applicable to U.S. persons.

Backup Withholding and Information Reporting

      Information reporting requirements will apply in connection with payments on the notes and the proceeds from a sale or other disposition of the notes. A Non-U.S. Holder may be subject to U.S. backup withholding tax on these payments unless the Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person. The certification procedures required to claim the exemption from withholding tax on certain payments on the notes described above will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to the Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

SELLING SECURITYHOLDERS

      We originally issued the notes in a private placement in April 2002. The notes were resold by the initial purchaser of the notes in the United States to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

      The following table sets forth information as of November 12, 2002 about the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.

	Principal
	Amount		Number of
	of Notes		Shares of
	Beneficially	Percentage of	Common Stock	Percentage of
	Owned that	Notes	that may be	Common Stock
Name and Address:	may be Sold	Outstanding	Sold(1)	Outstanding(2)

Allstate Insurance Company(3)	$650,000	*	70,172	*
3075 Sanders Road, Ste. G6B
Northbrook, IL 60062
Allstate Life Insurance Company(3)	$350,000	*	37,785	*
3075 Sanders Road, Ste. G6B
Northbrook, IL 60062
American Samoa Government(4)	$18,000	*	1,943	*
c/o SSI Investment Management Inc.
357 North Canon Drive
Beverly Hills, CA 90210
Arbitex Master Fund, L.P.(5)	$10,500,000	3.50%	1,133,542	*
c/o H W Capital L.P.
1601 Elm Street, Ste. 4000
Dallas, TX 75201
BNP Paribas Equity Strategies, SNC(6)	$6,050,000	2.02%	653,136	*
555 Croton Road, 4th Floor
King of Prussia, PA 19406
Canyon Capital Arbitrage Master Fund, Ltd.(7)(a)	$6,900,000	2.30%	744,899	*
9665 Wilshire Blvd., Ste. 200
Beverly Hills, CA 90212
Canyon Value Realization Mac 18, Ltd. (RMF)(7)(b)	$1,610,000	*	173,810
9665 Wilshire Blvd., Ste. 200
Beverly Hills, CA 90212
Canyon Value Realization Fund, L.P.(7)(c)	$5,060,000	1.69%	546,259	*
9665 Wilshire Blvd., Ste. 200
Beverly Hills, CA 90212
Canyon Value Realization Fund (Cayman), Ltd.(7)(d)	$9,430,000	3.14%	1,018,029	*
9665 Wilshire Blvd., Ste. 200
Beverly Hills, CA 90212
Convertible Securities Fund(8)	$120,000	*	12,955	*
c/o Banc of America Capital Management, LLC
601 West Riverside Avenue, Suite 420
Spokane, WA 99201-0621

	Principal
	Amount		Number of
	of Notes		Shares of
	Beneficially	Percentage of	Common Stock		Percentage of
	Owned that	Notes	that may be		Common Stock
Name and Address:	may be Sold	Outstanding	Sold(1)		Outstanding(2)

CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.(9)	$3,170,000	1.06%	342,222		*
555 Croton Road, 4th Floor
King of Prussia, PA 19406
Deutsche Bank Securities Inc.(10)(a)	$53,000,000	17.67%	5,721,688(10	)(b)	1.89%
1251 Avenue of the Americas
New York, NY 10020
Farallon Capital Institutional Partners, L.P.(11)(a)	$2,526,000	*	272,698(11	)(b)	*
c/o Farallon Capital Management, LLC
One Maritime Plaza, Ste. 1325
San Francisco, CA 94111
Farallon Capital Institutional Partners II, L.P.(11)(a)	$180,000	*	19,432(11	)(c)	*
c/o Farallon Capital Management, LLC
One Maritime Plaza, Ste. 1325
San Francisco, CA 94111
Farallon Capital Institutional Partners III, L.P.(11)(a)	$180,000	*	19,432(11	)(d)	*
c/o Farallon Capital Management, LLC
One Maritime Plaza, Ste. 1325
San Francisco, CA 94111
Farallon Capital Offshore Investors, Inc.(11)(a)	$4,433,000	1.48%	478,571(11	)(e)	*
c/o Farallon Capital Management, LLC
One Maritime Plaza, Ste. 1325
San Francisco, CA 94111
Farallon Capital Partners, L.P.(11)(a)	$2,578,000	*	278,312(11	)(f)	*
c/o Farallon Capital Management, LLC
One Maritime Plaza, Ste. 1325
San Francisco, CA 94111
Highbridge International LLC(12)	$58,500,000	19.50%	6,315,449		2.08%
9 West 57th Street, 27th Floor
New York, NY 10019
J.P. Morgan Securities, Inc.(13)	$12,500,000	4.17%	1,349,455		*
500 Stanton Christiana Road
Newark, DE 19713
KBC Financial Products USA Inc.(14)	$1,000,000	*	107,956		*
140 East 45th Street
2 Grand Central Tower, 42nd Floor
New York, NY 10017-3144
LDG Limited(15)	$500,000	*	53,978		*
48 Par-la-Ville Road, Suite 780
Hamilton HM 11
Bermuda
Nations Convertible Securities Fund(8)	$4,880,000	1.63%	526,827		*
c/o Banc of America Capital Management, LLC
601 West Riverside Avenue, Suite 420
Spokane, WA 99201-0621

	Principal
	Amount		Number of
	of Notes		Shares of
	Beneficially	Percentage of	Common Stock		Percentage of
	Owned that	Notes	that may be		Common Stock
Name and Address:	may be Sold	Outstanding	Sold(1)		Outstanding(2)

Peoples Benefit Life Insurance Company — Teamsters(16)	$3,000,000	1.00%	323,869		*
c/o Camden Asset Management
2049 Century Park East, Suite 330
Los Angeles, CA 90067-4007
R2 Investments, LDC(17)	$20,000,000	6.67%	2,159,128		*
c/o Amalgamated Gadget, L.P.
301 Commerce Street, Suite 2975
Fort Worth, Texas 76102
Sam Investments LDC(18)	$10,000,000	3.33%	1,079,564		*
650 Warrenville Road, Ste. 408
Lisle, IL 60532
Sturgeon Limited(19)	$780,000	*	84,206		*
48 Par-la-Ville Road, Suite 228
Hamilton HM 11
Bermuda
Sunrise Partners Limited Partnership(20)	$2,000,000	*	215,913		*
Two American Lane
Greenwich, CT 06836-2571
TQA Master Fund Ltd.(21)	$2,500,000	*	269,891		*
405 Lexington Avenue, 45th Floor
New York, NY 10174
TQA Master Plus Fund Ltd.(21)	$2,500,000	*	269,891		*
405 Lexington Avenue, 45th Floor
New York, NY 10174
Tinicum Partners, L.P.(11)(a)	$103,000	*	11,120(11	)(g)	*
Farallon Capital Management, LLC
One Maritime Plaza, Ste. 1325
San Francisco, CA 94111
Tribeca Investments, Ltd.(22)	$18,500,000	6.17%	1,997,193		*
399 Park Avenue, 7th Floor
New York, NY 10022
UBS Warburg LLC(23)(a)	$3,600,000	1.20%	388,643(23	)(b)	*
677 Washington Blvd.
Stamford, CT 06901
Zurich Institutional Benchmarks Master Fund Ltd.(24)	$1,000,000	*	107,956		*
c/o TQA Investors, L.L.C.
405 Lexington Ave, 45th Floor
New York, NY 10174

Total	$248,118,000	82.71%	26,785,924		8.27%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 107.9564 shares of common stock per $1,000 principal amount of the notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes — Conversion Rights.” As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)	Calculated based on 297,268,556 shares of common stock outstanding as of November 5, 2002. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(3)	The Allstate Corporation, a New York Stock Exchange listed company, is the parent company of Allstate Insurance Company, an Illinois insurance company. Allstate Insurance Company is the parent company of Allstate Life Insurance Company, an Illinois insurance company. Allstate Investments, LLC, an affiliate of Allstate Insurance Company and Allstate Life Insurance Company, is the investment manager for these entities.

(4)	SSI Investment Manager Inc. is the investment advisor for the American Samoa Government with respect to the securities and has the power to direct the voting and disposition of the securities held by the American Samoa Government. The shareholders of SSI Investment Management Inc. are John Gottfurcht, Amy Jo Gottfurcht, George Douglas and David Rosenfelder.

(5)	The general partner of Arbitex Master Fund, L.P. is Arbitex GP, Ltd., a Cayman Islands corporation. The directors of Arbitex GP, Ltd., who have power to direct the voting and disposition of the securities held by Arbitex GP, Ltd., are Clark K. Hunt, Jonathan P. Bren and James A. Loughran.

(6)	BNP Paribas Equity Strategies, SNC is a wholly owned subsidiary of BNP Paribas, a publicly held entity.

(7)(a)	Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has the power to direct investments by Canyon Capital Arbitrage Master Fund, Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner.

(7)(b)	RMF Mac Ltd. is the parent company of Canyon Value Realization Mac 18, Ltd. Canyon Capital Advisors LLC is the investment advisor for Canyon Value Realization Mac 18, Ltd. and has the power to direct investments by Canyon Value Realization Mac 18, Ltd. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis, R. Christian B. Evensen and K. Robert Turner.

(7)(c)	The general partner for Canyon Value Realization Fund, L.P. is Canpartners Investments III, L.P. The general partner of Canpartners Investments III, L.P. is Canyon Capital Advisors LLC. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julius, R. Christian B. Evensen and K. Robert Turner.

(7)(d)	Joshua S. Friedman, Mitchell R. Julis and R. Christian B. Evensen own all of the ordinary shares of Canyon Value Realization Fund (Cayman), Ltd., carrying full voting rights on all matters.

(8)	Eddie L. Cassens and Yanfang Yan are the Investment Managers of the Convertible Securities Fund and the Nations Convertible Securities Fund and have the power to direct the voting and disposition of the securities held by the Convertible Securities Fund and the Nations Convertible Securities Fund.

(9)	CooperNeff (Cayman) Ltd. is the general partner of CooperNeff Convertible Strategies (Cayman) Master Fund, L.P. The shareholder of CooperNeff (Cayman) Ltd. that has the power to direct the voting and disposition of the securities held by CooperNeff (Cayman) Ltd. is CooperNeff Advisors, Inc., a subsidiary of CooperNeff Group, Inc., which is owned by BNP Paribas S.A., a foreign public company.

(10)(a)	The shareholders of Deutsche Bank Securities Inc. who have power to direct the voting and disposition of the securities held by Deutsche Bank Securities Inc. are Dan Gold and Kira Bazile.

(10)(b)	Does not include 704,137 shares of common stock owned by Deutsche Bank Securities Inc. in addition to the common stock into which such holder’s notes are convertible.

(11)(a)	Farallon Partners, L.L.C. is the general partner of Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., Tinicum Partners, L.P. and Farallon Capital Partners, L.P. The shareholder of Farallon Capital Offshore Investors, Inc. that has power to direct the voting and disposition of the securities held by Farallon Capital Offshore Investors, Inc. is Farallon Partners, L.L.C. As general partner of each of the above-mentioned partnerships and as shareholder of Farallon Capital Offshore Investors, Inc., Farallon Partners, L.L.C. has the power to direct the affairs of such entities, including the voting and disposition of the securities held by such entities. The shareholders of Farallon Partners, L.L.C. who have voting control over Farallon Partners, L.L.C. are Enrique H.

Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Fleur E. Fairman, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Thomas F. Steyer and Mark C. Wehrly. Farallon Partners, L.L.C. and its shareholders disclaim any beneficial ownership of the securities listed herein.

(11)(b)	Does not include 763,200 shares of common stock owned by Farallon Capital Institutional Partners, L.P. in addition to the common stock into which such holder’s notes are convertible.

(11)(c)	Does not include 82,800 shares of common stock owned by Farallon Capital Institutional Partners II, L.P. in addition to the common stock into which such holder’s notes are convertible.

(11)(d)	Does not include 92,000 shares of common stock owned by Farallon Capital Institutional Partners III, L.P. in addition to the common stock into which such holder’s notes are convertible.

(11)(e)	Does not include 1,378,900 shares of common stock owned by Farallon Capital Offshore Investors, Inc. in addition to the common stock into which such holder’s notes are convertible.

(11)(f)	Does not include 719,100 shares of common stock owned by Farallon Capital Partners, L.P. in addition to the common stock into which such holder’s notes are convertible.

(11)(g)	Does not include 31,300 shares of common stock owned by Tinicum Partners, L.P. in addition to the common stock into which such holder’s notes are convertible.

(12)	Highbridge International LLC is a wholly owned subsidiary of Highbridge Capital Corporation LLC. The trading manager for Highbridge Capital Corporation LLC is Highbridge Capital Management LLC. The shareholders of Highbridge Capital Management LLC are Glenn Dubin and Henry Swieca.

(13)	The shareholder of J.P. Morgan Securities, Inc. that has power to direct the voting and disposition of the securities held by J.P. Morgan Securities, Inc. is JPMorgan Chase Bank.

(14)	KBC Financial Products USA Inc. is a wholly owned subsidiary of KBC Bank N.V., a publicly held entity traded on the Belgium Stock Exchange.

(15)	TQA Investors, L.L.C. is the investment advisor for LDG Limited and has power to direct the voting and disposition of the securities held by LDG Limited. The shareholders of TQA Investors, L.L.C. are Robert E. Butman, John Idone, Paul Bucci, George Esser and Bartholomew Tesoriero.

(16)	Camden Asset Management L.P. is the investment advisor for Peoples Benefit Life Insurance Company and has power to direct the voting and disposition of the securities held by Peoples Benefit Life Insurance Company. The general partner of Camden Asset Management L.P. is Harpenden Corp.. John B. Wagner is the President of Harpenden Corp. and has the power to direct the voting and disposition of the securities held by Harpenden Corp.

(17)	Amalgamated Gadget, L.P. is the investment advisor of R2 Investments, LDC. Scepter Holdings, Inc. is the general partner of Amalgamated Gadget, L.P. The sole shareholder of Scepter Holdings, Inc. is Geoffrey Raynor.

(18)	The Hampshire Co. is the investment advisor for Sam Investments LDC and has power to direct the voting and disposition of the securities held by Sam Investments LDC. The shareholder of The Hampshire Co. is Ronald A. Santella.

(19)	CooperNeff Advisors, Inc. is the investment advisor for Sturgeon Limited and has the power to direct the voting and disposition of securities held by Sturgeon Limited. CooperNeff Advisors, Inc. is a subsidiary of CooperNeff Group, Inc., which is owned by BNP Paribas, S.A., a foreign public company.

(20)	The general partner of Sunrise Partners Limited Partnership is Dawn General Partner Corp. The shareholder of Dawn General Partner Corp. who has power to direct the voting and disposition of securities held by Dawn General Partner Corp. is S. Donald Sussman.

(21)	TQA Investors, L.L.C. is the investment advisor for TQA Master Fund Ltd. and TQA Master Plus Fund Ltd. and has power to direct the voting and disposition of the securities held by such entities. The shareholders of TQA Investors, L.L.C. are Robert Butman, John Idone, Paul Bucci, George Esser and Bartholomew Tesoriero.

(22)	The shareholder of Tribeca Investments, Ltd. that has power to direct the voting and disposition of the securities held by Tribeca Investments, Ltd. is Citigroup Inc.

(23)(a)	The shareholder of UBS Warburg LLC that has power to direct the voting and disposition of the securities held by UBS Warburg LLC is UBS AG. UBS Warburg LLC was the initial purchaser in connection with the private placement of notes in April 1, 2002 and has in the past provided financial advisory services to us.

(23)(b)	Does not include 51,500 shares of common stock owned by UBS Warburg LLC in addition to the common stock into which such holder’s notes are convertible.

(24)	TQA Investors, L.L.C. is the investment advisor for Zurich Institutional Benchmarks Master Fund Ltd. and has power to direct the voting and disposition of the securities held by Zurich Institutional Benchmarks Master Fund Ltd. The shareholders of TQA Investors, L.L.C. are Robert Butman, John Idone, Paul Bucci, George Esser and Bartholomew Tesoriero.

      To the extent that any of the selling securityholders identified above are broker-dealers, they are deemed to be, under interpretations of the Securities and Exchange Commission, “underwriters” within the meaning of the Securities Act.

      With respect to selling securityholders that are affiliates of broker-dealers, we believe that such entities acquired their notes or underlying common stock in the ordinary course of business and, at the time of the purchase of the notes or the underlying common stock, such selling securityholders had no agreements or understandings, directly or indirectly, with any person to distribute the notes or underlying common stock. To the extent that we become aware that such entities did not acquire their notes or underlying common stock in the ordinary course of business or did have such an agreement or understanding, we will file a post-effective amendment to the registration statement of which this prospectus forms a part to designate such affiliate as an “underwriter” within the meaning of the Securities Act.

      We prepared this table based on the information supplied to us by the selling securityholders named in the table. Unless otherwise disclosed in the footnotes to the table, no selling securityholder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information is presented in the above table.

      Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or the underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

      Only selling securityholders identified above who beneficially own the notes set forth opposite each such selling securityholder’s name in the foregoing table on the effective date of the registration statement, of which this prospectus forms a part, may sell such securities pursuant to the registration statement. Prior to any use of this prospectus in connection with an offering of the notes or the underlying common stock by any holder not identified above, the registration statement of which this prospectus forms a part will be amended by a post-effective amendment to set forth the name and aggregate amount of notes beneficially owned by the selling securityholder intending to sell such notes or the underlying common stock and the aggregate amount of notes or the number of shares of the underlying common stock to be offered. The prospectus, which will be a part of such a post-effective amendment, will also disclose whether any selling securityholder selling in connection with such prospectus has held any position or office with, has been employed by or otherwise has had a material relationship with us during the three years prior to the date of the prospectus if such information has not been disclosed herein.

PLAN OF DISTRIBUTION

      We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

      The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

      If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

      The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

      In connection with the sales of the notes and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying common stock short and deliver notes and the underlying common stock to close out short positions, or loan or pledge notes and the underlying common stock to broker-dealers that, in turn, may sell the notes and the underlying common stock.

      To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may decide not to sell all or a portion of the notes and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes and the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act, or Regulation S under the Securities Act, may be sold under Rule 144 or Rule 144A or Regulation S rather than pursuant to this prospectus.

      Our common stock is listed on the Nasdaq National Market under the symbol “HLTH.” We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. The notes originally issued in the private placement are eligible for trading on the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading on the PORTAL market. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes.

      The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market-making activities with respect to the notes and the underlying common stock.

      Under the registration rights agreement that has been filed as an exhibit to this registration statement, we agreed to use our reasonable best efforts to keep the registration statement of which this prospectus is a part effective for a period of two years after the later of (1) the original issuance of the notes on April 1, 2002 and (2) the last date that we or any of our affiliates was the owner of the notes, or such shorter period of time (x) as permitted by Rule 144(k) under the Securities Act or any successor provisions thereunder or (y) that will terminate when each of the registrable securities covered by the registration statement ceases to be a registrable security.

      We are permitted to prohibit offers and sales of securities pursuant to this prospectus under certain circumstances and subject to certain conditions for a period not to exceed 45 days in the aggregate in any three-month period or 90 days in the aggregate in any 12-month period. During the time periods when the use of this prospectus is suspended, each selling securityholder has agreed not to sell notes or shares of common stock issuable upon conversion of the notes. We also agreed to pay liquidated damages to certain holders of the notes and shares of common stock issuable upon conversion of the notes if the prospectus is unavailable for periods in excess of those permitted.

      Under the registration rights agreement, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      Shearman & Sterling, New York, New York, counsel to WebMD will pass upon the validity of the notes and the shares of common stock issuable upon their conversion. As of November 12, 2002, Shearman & Sterling owned an aggregate of 305,582 WebMD shares.

EXPERTS

      The consolidated financial statements of WebMD Corporation included in WebMD Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549.

      You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site http://www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus the information that we file with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of the offering of the notes and common stock under this prospectus will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:

Our SEC Filings	Period Covered or Date of Filing

Annual Report on Form 10-K	Year ended December 31, 2001; filed on March 25, 2002 and amended on April 30, 2002
Quarterly Report on Form 10-Q	Quarter ended March 31, 2002
Quarterly Report on Form 10-Q	Quarter ended June 30, 2002
Quarterly Report on Form 10-Q	Quarter ended September 30, 2002
Current Report on Form 8-K	Filed on March 26, 2002
Current Report on Form 8-K	Filed on July 19, 2002
Current Report on Form 8-K	Filed on October 24, 2002
Proxy Statement for annual meeting	Filed on September 16, 2002
The description of our common stock contained in our registration statement on Form 8-A filed on February 8, 1999 pursuant to Section 12(g) of the Exchange Act, and any amendment or report filed for the purpose of updating this description.
Filed on February 8, 1999
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 (other than current reports furnished under item 9 of Form 8-K)	After the date of this prospectus and prior to the end of the offering of the notes and common stock under this prospectus

      Any statement contained in a document incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

      You may request a copy of each document incorporated by reference in this prospectus at no cost, by writing or calling us at the following address or telephone number:

WebMD Corporation

669 River Drive, Center 2
Elmwood Park, New Jersey 07407
Tel: (201) 414-2002
Attn: Investor Relations

      Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

      The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in this prospectus, before making an investment decision.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$747
Printing and engraving fees	10,000
Accountant’s fees and expenses	5,000
Legal fees and expenses	20,000
Miscellaneous expenses	2,000

Total	$37,747

Item 15.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership or other enterprise, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made against expenses in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Our certificate of incorporation and by-laws provide that we shall, to the maximum extent permitted under Delaware law, indemnify any director or officer of the corporation who is or was made a party to any action or proceeding by reason of the fact that he or she is or was an agent of the corporation, against liability incurred in connection with such action or proceeding. We have entered into agreements with our directors, executive officers and some of our other officers implementing such indemnification. In addition, our certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of directors for monetary damages for breach of fiduciary duty. We may also purchase and maintain insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers.

Item 16.	Exhibits

      The exhibits to this registration statement are listed on the exhibit index, which appears elsewhere herein and is incorporated herein by reference.

Item 17.	Undertakings

      a. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      b. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

      c. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Elmwood Park, New Jersey.

WEBMD CORPORATION

By:	/s/ ANTHONY VUOLO

Anthony Vuolo
Executive Vice President
and Chief Financial Officer

Dated: November 13, 2002

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date

* Martin J. Wygod	Chairman of the Board of Directors and Chief Executive Officer (Principal executive officer)	November 13, 2002

/s/ ANTHONY VUOLO Anthony Vuolo	Executive Vice President and Chief Financial Officer (Principal financial and accounting officer)	November 13, 2002

* Mark J. Adler, M.D.	Director	November 13, 2002

* Paul A. Brooke	Director	November 13, 2002

* James V. Manning	Director	November 13, 2002

* Herman Sarkowsky	Director	November 13, 2002

Signature	Title	Date

* Michael A. Singer	Director	November 13, 2002

* Joseph E. Smith	Director	November 13, 2002

*By: /s/ ANTHONY VUOLO

Anthony Vuolo

Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.		Description

4.1	*	Indenture between WebMD Corporation and The Bank of New York, dated as of April 1, 2002 (incorporated by reference to Exhibit 4.1 to the registrant’s quarterly report on Form 10-Q for the first quarter of 2002).
4.2	*	Registration Rights Agreement dated as of April 1, 2002 between WebMD Corporation and UBS Warburg LLC (incorporated by reference to Exhibit 4.2 to the registrant’s quarterly report on Form 10-Q for the first quarter of 2002).
4.3	*	Form of 3 1/4% Convertible Subordinated Note Due 2007 (included in Exhibit 4.1).
4.4	*	Specimen Common Stock certificate (incorporated by reference to Exhibit 4.1 to the registrant’s annual report on Form 10-K for the year ended December 31, 2000).
5.1	*	Opinion of Shearman & Sterling.
12.1		Statement Regarding Computation of Ratios of Earnings to Fixed Charges.
23.1		Consent of Ernst & Young LLP.
23.2	*	Consent of Shearman & Sterling (included in Exhibit 5.1).
24.1	*	Power of Attorney (included on signature pages to this registration statement).
25	*	Statement of Eligibility of Trustee on Form T-1.

* Previously filed.